Form 20-F
period 2008-12-31
Tongxin International, Ltd.
filed 2009-05-18
CIK 1422185

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________________ to ________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________

Commission file number: 333-147086-01

Tongxin International Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

199 Pierce Street, Suite 202, Birmingham, MI, 48009
(Address of principal executive offices)

Rudy Wilson
Chief Executive Officer,
 Tel: 248-593-8330, Fax: 248-252-4743
199 Pierce Street, Suite 202, Birmingham, MI, 48009
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Jackie Chang,
Chief Financial & Accounting Officer,
Tel: 248-593-8330, Fax: 248-252-4743
199 Pierce Street, Suite 202, Birmingham, MI, 48009
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares	The NASDAQ Global Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
11,168,054 ordinary shares
4,890,460 warrants
132,282 units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐    Yes       ☒    No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐    Yes       ☒     No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒    Yes        ☐    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):
☐    Large Accelerated Filer        ☐    Accelerated Filer         ☒    Non-Accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow.
☐    Item 17        ☒    Item 18

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☒    U.S. GAAP        ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board        ☐    Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐    Item 17        ☐    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐    Yes        ☒    No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐    Yes        ☐    No

TONGXIN INTERNATIONAL LTD.

TABLE OF CONTENTS

		Page

	PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3.	KEY INFORMATION	6 - 15
ITEM 4.	INFORMATION ON THE COMPANY	15 - 19
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	19 - 24
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	24 - 29
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	29 - 30
ITEM 8.	FINANCIAL INFORMATION	30
ITEM 9.	THE OFFER AND LISTING	30
ITEM 10.	ADDITIONAL INFORMATION	31 - 39
ITEM 11.	QUANTATATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	39
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	40
	PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	40
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	40
ITEM 15.	CONTROLS AND PROCEDURES	40
ITEM16A.	AUDIT COMMITTEE FINANCIAL EXPERT	41
ITEM16B.	CODE OF ETHICS.	41
ITEM16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	41
ITEM16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	42
ITEM16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	42
	PART III
ITEM 17.	FINANCIAL STATEMENTS	42
ITEM 18.	FINANCIAL STATEMENTS	42

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

•	Report of Independent Registered Public Accounting Firm
•	Consolidated Balance Sheets as of December 31, 2007 and 2008
•
Consolidated Statements of Operations and Comprehensive Income for  Years Ended December 31, 2006, 2007, Four-month Period From January 1, 2008 to April 30, 2008 and Eight-month Period From May 1, 2008 to December 31, 2008

•
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2006, 2007, Four-month Period From January 1, 2008 to April 30, 2008 and Eight-month Period From May 1, 2008 to December 31, 2008

•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2007, Four-month Period From January 1, 2008 to April 30, 2008 and Eight-month Period From May 1, 2008 to December 31, 2008
•
Notes to the Consolidated Financial statements for the Years Ended December 31, 2006, 2007, Four-month Period From January 1, 2008 to April 30, 2008 and Eight-month Period From May 1, 2008 to December 31, 2008

INTRODUCTION

Unless otherwise indicated, references in this annual report to:

•	China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong SAR, Macau SAR and Taiwan

•	NASDAQ” refers to the NASDAQ Global Market.

•	Renminbi” or “RMB” refers to the legal currency of China.

•	SEC” refers to the United States Securities and Exchange Commission.

•	“SOX” refers to the Sarbanes Oxley .

•	“Securities Act” refers to the Securities Act of 1933, as amended.

•	“shares” or “ordinary shares” refers to our ordinary shares, of $.001 par value

•	“U.S. dollars” and “US$” refer to the legal currency of the United States.

•	“ TXI” refers to Tongxin International Ltd

•	“TX” refers to Hunan Tongxin Enterprise Co., Ltd., a wholly owned subsidiary of TXI

•	“BVI” Refers to the British Virgin Islands

•	“EVBS” refers to Engineered Vehicle Body Structures

•	we,” “us,” “our company,” “our,” “the Company” and “TXI” refer to Tongxin International Ltd. and, unless the context otherwise requires, its subsidiaries and predecessors.

FORWARD-LOOKING INFORMATION

  Certain of the statements contained in this document, including TXI's consolidated financial statements, Management's Discussion and Analysis of Financial Condition and Results of Operations and in documents incorporated into this document by reference that are not historical facts, including, without limitation, statements of future expectations, projections of results of operations and financial condition, statements of future economic performance and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, are subject to known and unknown risks, uncertainties and other factors which may cause the actual future results, performance or achievements of TXI and/or its subsidiaries and other operating units to differ materially from those contemplated in such forward-looking statements.

         The words "intend," "expect," "project," "estimate," "predict," "anticipate," "should," "believe," and similar expressions also are intended to identify forward-looking statements.  Important factors which may cause actual results to differ from those contemplated in such forward-looking statements include, but are not limited to: (i) the results of TXI’s efforts to implement its business strategy, (ii) changes in interest rates, (iii) legislation or regulatory requirements adversely impacting TXI's business and/or  strategy, (iv) adverse changes in business conditions or inflation, (v) general economic conditions, either nationally or internationally, which are less favorable than expected and that result in, among other things, a deterioration in credit quality and/or collectability, (vi) competitive pressures, (vii) changes in securities markets, (viii) actions of competitors of TXI and TXI's ability to respond to such actions, (ix) the cost of capital, which may depend in part on TXI's prospects and outlook, (x) changes in governmental regulation, tax rates and similar matters, and (xi) other risks detailed in TXI's other filings with the Securities and Exchange Commission.

        Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.  All subsequent written or oral forward-looking statements attributable to TXI or persons acting on its behalf are expressly qualified in their entirety by the foregoing factors.  Investors and other interested parties are cautioned not to place undue reliance on such statements, which speak as of the date of such statements. TXI undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of unanticipated events.

We believe it is important to communicate our expectations to our stockholders.  However, there may be events in the future that we are not able to predict accurately or over which we have no control.  The risk factors and cautionary language discussed in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations in these forward-looking statements, including, among other things:

•	changing interpretations of generally accepted accounting principles;

•	outcomes of government reviews, inquiries, investigations and related litigation;

•	continued compliance with government regulations;

•	legislation or regulatory environments, requirements or changes adversely affecting the businesses in which we and our PRC operating companies are engaged; and

•	geopolitical events and regulatory changes.

These forward-looking statements involve various risks, assumptions and uncertainties.  Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct.  Our actual results could be materially different from and worse than our expectations.  Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information — D. Risk factors” and elsewhere in this annual report.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report.  You should not place undue reliance on these forward-looking statements, and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information — D. Risk factors” in this annual report.

All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.  Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	DIRECTORS AND SENIOR MANAGEMENT.

Name	Age	Title	Business Address

Rudy Wilson	59	Chairman & CEO	199 Pierce St. Suite 202, Birmingham, MI, 48009
William Zielke	63	Chair, Nominating committee	199 Pierce St. Suite 202, Birmingham, MI, 48009
David J. Brophy	71	Chairman of Auditing committee	199 Pierce St. Suite 202, Birmingham, MI, 48009
Marcus Chao	61	Director	199 Pierce St. Suite 202, Birmingham, MI, 48009
Jackie Chang	49	CFO & CAO	199 Pierce St. Suite 202, Birmingham, MI, 48009
Xing Ai	37	Chair, Compensation Committee	199 Pierce St. Suite 202, Birmingham, MI, 48009
Duanxiang Zhang	59	CEO of Hunan Tongxin	Hunan Changsha, Jiangbei, 410135, China
Weiwu Peng	58	COO of Hunan Tongxin	Hunan Changsha, Jiangbei, 410135, China
Tangbing Xiao	56	Director	Hunan Changsha, Jiangbei, 410135, China

B.	ADVISERS.

Name	Adviser	Business Address

Norton & Norton P.C.	Corporate Counsel	199 Pierce St. Suite 202, Birmingham, MI 48009
Strobl & Sharp P.C.	Securities Counsel	300 East Long Lake Rd., Suite 200, Bloomfield, MI, 48304

Chardan Capital Mkt.	Underwriting	17 State St., Suite 1600, New York, NY 10004

HC International, Inc	Investor Relations	7582 Windermere Ct Lake Worth, FL, 33467

C.	AUDITORS.

Name	Business Address

Malone & Bailey	10350 Richmond Avenue, Suite 800
Houston, TX 77042
LehmanBrown	6/F Dongwai Diplomatic Office Building
23 Dongzhimenwai Dajie, Beijing 100600, China

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA.

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data for the three years ended December 31, 2008 are derived from our audited consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or US GAAP, and have been audited by Malone & Bailey and LehmanBrown Lu Hua (Beijing) CPA firm (“LehmanBrown”) independent registered public accounting firms.  The report of  Malone & Bailey and LehmanBrown on those consolidated financial statements is included elsewhere in this annual report.  This information is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information included in this annual report.

Tongxin International Ltd., or TXI, was incorporated on February 12, 2008 as a BVI company.  After completion of a acquisition merger among  Asia Automotive Acquisition Corporation (“AAAC”) and Hunan Tongxin on April 17, 2008, TXI became the holding company of our business.   For purposes of the following accounting table the successor company is TXI; the predecessor company is Hunan Tongxin.

The following accounting table sets forth our selected consolidated statement of income data.
       (US$ amounts expressed in thousands, except for share data and earnings per share)

TONGXIN INTERNATIONAL, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ amounts expressed in thousands, except for share data and earnings per share)

	Successor Company	Predecessor Company
	For the eight-month	For the four-month
	Period From	Period From	Year ended	Year ended
	May 1, 2008 to	January 1, 2008	December 31,	December 31,
	December 31, 2008	to April 30, 2008	2007	2006
Revenues	$55,770	$42,588	$89,873	$66,605
Cost of goods sold	(47,207)	(36,310)	(69,865)	(51,456)
Gross profit	8,563	6,278	20,008	15,149

Operating expenses:
Selling, general and administrative expenses	(5,248)	(1,793)	(5,372)	(4,800)
Other income	14,097	4,323	19	-
Other Expenses	(1,278)	(1,613)	(1,723)	(1,707)

Income before income taxes	16,134	7,195	12,932	8,642

Income taxes	(627)	(2,216)	(3,853)	(2,939)
Net income	$15,507	$4,979	$9,079	$5,703
Other comprehensive income	426	721	940	466
Comprehensive income	$15,933	$5,700	$10,019	$6,169
Net income per common share	$1.37	$0.07	$0.13	$0.08
Net income per common share-diluted	$1.37	$0.07	$0.13	$0.08
Weighted average shares outstanding	11,294,633	72,521,705	72,521,705	72,521,705
Weighted average shares outstanding – diluted	11,294,633	72,521,705	72,521,705	72,521,705

TONGXIN INTERNATIONAL, LTD.
CONSOLIDATED BALANCE SHEETS
(US$ amounts expressed in thousands, except for share data and earnings per share)

	Successor	Predecessor
	Company	Company
	December 31
	2008	2007
ASSETS
Current Assets:
Cash and cash equivalents	$11,313	$1,662
Restricted Cash - Security deposit	5,836	-
Accounts receivable-Trade, net of allowance for doubtful accounts of $3,856 and $4,538, respectively	13,153	23,662
Other Receivable, net of allowance of doubtful accounts of $407 and $382, respectively	1,600	1,602
Due from Related party	17,313	15,590
Inventories	19,096	13,751
Investment in marketable securities	146	68
Prepaid expenses	4,197	2,922
Deferred tax assets	2,067	1,572
Total current assets	$74,721	$60,829
Investments in non-consolidated subsidiaries and affiliates	208	852
Property, plant and equipment, net of accumulated depreciation of $1,927 and $11,009, respectively	36,918	25,950
Land occupancy rights	9,633	1,944
Goodwill	36,696	-
Total assets	$158,176	$89,575

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$21,037	$13,787
Accrued expenses and other liabilities	7,393	9,755
Income taxes payable	17,418	15,300
Short-term loans	16,669	20,514
Short-term loans from shareholders	8,591	2,313
Derivative liability	452	-
Total current liabilities	$71,560	$61,669
Long-term liabilities:
Long-term loans	4,523	2,549
Long-term loans from shareholders	-	10,476
Deferred tax liability	2,243	-
Other	25	21
Total liabilities	$78,351	$74,715
Shareholders’ equity:
Successor Preferred Stock, $0.001 par value, authorized 1,000,000 shares; none issued	-	-
Common stock - Successor, $0.001 par value, authorized 39,000,000 shares; issued 12,889,758 shares and outstanding 11,300,336 shares	13	-
Common stock - Predecessor, $0.12 par value, authorized 72,521,705 shares; issued and outstanding 72,521,705 shares	-	8,762
Additional Paid In Capital	77,081	-
Successor Treasury Stock, 1,589,422 shares	(7,682)	-
Accumulated other comprehensive income	426	1,813
Retained earnings	9,987	4,285
Total shareholders’ equity	79,825	14,860
Total liabilities and shareholders' equity	158,176	89,575

EXCHANGE RATE INFORMATION

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.  These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Period End	Average (1)	High	Low
	(Renminbi per US$1.00)

2005	8.0702	8.1936	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2949	7.6058	7.8127	7.2946
2008	6.8542	6.9480	7.2478	6.8542

Source:  Federal Reserve Bank of New York
(1)
Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period.  Monthly averages are calculated by using the average of the daily rates during the relevant period.

B.    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.     REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.     RISK FACTORS

A DECREASE IN THE RATE OF GROWTH IN THE CHINESE DOMESTIC AND EXPORT MARKETS OF AUTOMOTIVE INDUSTRIES AND THE CORRESPONDING ECONOMIES IN GENERAL MAY ADVERSELY AFFECT THE OPERATING RESULTS OF HUNAN TONGXIN

Automotive Original Equipment Manufacturers ("OEMs") operating in China and the export markets are the sole current sources of revenues for Hunan Tongxin.  Its business has benefited in the past from the rapid expansion of China's automotive industry, which has created additional demand from OEMs and led to the formation of additional OEMS that have need for Hunan Tongxin's products and services.

The Chinese and export economies may not be able to sustain this rate of growth in the future and any reduction in the rates of growth could adversely affect its revenues.

HUNAN TONGXIN DOES NOT HAVE LONG-TERM PURCHASE COMMITMENTS FROM ITS CUSTOMERS.

Hunan Tongxin is engaged in the design, manufacturing, sales and aftermarketservices of EVBS and related components. As a result, its revenues result from over 130 individual OEM contracts (and several OEM contracts in export markets) that are renewed yearly. Furthermore, OEMs may change, delay or terminate orders for EVBS without notice for any number of reasons unrelated to Hunan Tongxin, including lack of market acceptance for the OEMs' vehicles. As a result, in order to maintain and expand its business, Hunan Tongxin must be able to replenish the orders in its pipeline on a yearly basis. It is possible that some of its potential customers could choose the products of its competitors or decide to manufacture its EVBS requirements in-house. Should they do so, Hunan Tongxin would suffer a decline in the rate of increase of growth of revenues and profitability.

HUNAN TONGXIN FACES COMPETITION FROM BOTH DOMESTIC COMPETITORS IN CHINA AND FROM OTHER COMPETITORS IN THE EXPORT MARKETS

Hunan Tongxin operates in a competitive environment. It competes with at least 10 domestic independent suppliers in China in addition to OEM in-house operations. These in-house operations are capable of matching the products and services of Hunan Tongxin and have substantially greater financial resources to compete effectively with Hunan Tongxin, for example, by reducing their prices, which could force Hunan Tonxin to reduce its prices.

IF HUNAN TONGXIN IS NOT ABLE TO DEVELOP NEW PRODUCTS, ITS SALES WILL SUFFER

Hunan Tongxin success depends, in significant part, on its ability to develop products that customers will accept. It may not be able to develop successful new products in a timely fashion. Its commitment to customizing products to address particular needs of its customers could burden its resources or delay the delivery of its products.

HUNAN TONGXIN'S PLAN TO ENTER OTHER INTERNATIONAL EXPORT MARKETS MAY NOT PROVE SUCCESSFUL.

In 2008 Hunan Tongxin has conducted nearly all of its business within China with limited exports to Vietnam. However, it has plans to enter other international markets in 2009 including the Middle East. While the manner in which it plans to do so will likely not involve large amounts of capital it will however involve key resources familiar with international markets. In addition, entrance into these export markets will require meaningful amounts of management time and attention. Hunan Tongxin's products and its overall approach to EVBS may not be accepted in other markets to the extent needed to make that effort profitable. Also, the additional demands on its management from these activities may detract from their efforts in the domestic Chinese market, causing the operating results in its principal market to be adversely affected.

Hunan Tongxin will also face international competitors who are much better established and more experienced than it, have substantially greater financial resources, operate in many international markets and provide quality products at international levels. As a result, they are in a strong position to compete effectively with it by, for example, reducing their prices, which could force Hunan Tongxin to reduce its prices.

WE MAY NOT BE ABLE TO SECURE FINANCING FOR FUTURE OPERATING NEEDS ON ACCEPTABLE TERMS, OR ON ANY TERMS AT ALL

From time to time, we may seek additional equity or debt financing, within the PRC or outside the PRC, to provide the capital required to maintain or expand Hunan Tongxin's design and production facilities and equipment and/or working capital, if its cash flow from operations is insufficient to do so. We cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available with satisfactory terms, we may be unable to expand Hunan Tongxin's business or to develop new business at the rate desired, and its operating results may suffer.

FAILURE TO MANAGE TI'S GROWTH EFFECTIVELY COULD ADVERSELY AFFECT ITS OPERATIONS

Hunan Tongxin has increased the number of its product programs and intends to expand further the number and diversity of its products. It has also increased the number of its manufacturing locations. Its ability to manage its planned growth effectively will require it to:

*	enhance its quality, operational, financial and management systems;

*	expand its facilities and equipment; and

*	successfully hire, train and motivate additional employees, including technical personnel necessary to operate its die design and fabrication facility.

An expansion of its product range, manufacturing and sales, will result in increases in its overhead and selling expenses. It may also be required to increase staffing and other expenses as well as its expenditures on plant, equipment and property in order to meet the anticipated demand of its customers. Customers, however, generally do not commit to firm production schedules for more than a short time in advance. Any increase in expenditures in anticipation of future orders that do not materialize would adversely affect its profitability. Customers also may require rapid increases in design and production services that would place an excessive short-term burden on its resources and could reduce its profitability.

HUNAN TONGXIN MAY NOT BE ABLE TO RETAIN, RECRUIT AND TRAIN ADEQUATE DIE DESIGN AND FABRICATION TECHNICAL PERSONNEL.

Hunan Tongxin's continued operations are dependent upon its ability to identify and recruit adequate technical personnel for die design and fabrication. It requires trained personnel of varying levels and experience and a flexible work force of semi-skilled operators. The favorable employment climate may not continue and the wage rates it must offer to attract qualified technical personnel may not enable it to remain competitive.

RISKS RELATED TO INTERNATIONAL OPERATIONS

THE CHINESE GOVERNMENT COULD CHANGE ITS POLICIES TOWARD THE DOMESTIC AUTOMOTIVE INDUSTRY (WHICH IS REGARDED AS A PILAR INDUSTRY) WHICH COULD HARM HUNAN TONGXIN’S OPERATIONS.

Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities and decentralization of economic regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to Hunan Tongxin's detriment from time to time without notice. Changes in policies by the Chinese government that result in a change of laws, regulations, their interpretation, or the imposition of high levels of taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect its business and operating results.

BECAUSE OUR OPERATIONS ARE INTERNATIONAL, WE WILL BE SUBJECT TO SIGNIFICANT WORLDWIDE POLITICAL, ECONOMIC, LEGAL AND OTHER UNCERTAINTIES.

TXI is incorporated in the BVI and has its principal operations in China. Because Hunan Tongxin manufactures all of its products in China, substantially all of the net book value of our total consolidated fixed assets will be located there. While until now nearly all of Hunan Tongxin's sales have been within China, it is expanding its efforts to sell them internationally as well. As a result, it has receivables from goods in transit outside of China. Protectionist trade legislation in the United States or other countries, such as a change in export or import legislation, tariff or duty structures, or other trade policies, could adversely affect its ability to sell products in these markets.

Hunan Tongxin is also subject to numerous national, state and local governmental regulations, including environmental, labor, waste management, health and safety matters and product specifications. It is subject to laws and regulations governing its relationship with its employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. It is subject to significant government regulation with regard to property ownership and use in connection with its leased facilities in China, import restrictions, currency restrictions and restrictions on the volume of domestic sales and other areas of regulation, all of which impact its profits and operating results.

BECAUSE TI PLANS TO INCREASE THE AMOUNT OF INTERNATIONAL BUSINESS IT CONDUCTS AND MAY USE CURRENCIES OTHER THAN THE RMB, TI MAY EXPERIENCE A DECREASE IN EARNINGS BECAUSE OF THE FLUCTUATION OF THE RENMINBI AGAINST OTHER CURRENCIES.

The value of the RMB, the main currency used in the PRC, fluctuates and is affected by, among other things, changes in the PRC's political and economic conditions. The conversion of Renminbi into foreign currencies such as the dollar has been based on a floating rate with respect to the Renminbi, with permitted ranges of fluctuation. Since Hunan Tongxin is planning to increase the amount of business that it conducts internationally, and may use currencies other than the Renminbi, any fluctuation in the value of the Renminbi could have various adverse effects on TI's business.

CHANGES IN FOREIGN EXCHANGE REGULATIONS IN THE PRC MAY AFFECT HUNAN TONGXIN'S ABILITY TO PAY DIVIDENDS IN FOREIGN CURRENCY OR CONDUCT OTHER FOREIGN EXCHANGE BUSINESS.

The RMB is not presently a freely convertible currency, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside the PRC or to make dividends or other payments in United States dollars. The PRC government, through the State Administration for Foreign Exchange ("SAFE"), regulates conversion of RMB into foreign currencies. Currently, Foreign Invested Enterprises ("FIE") are required to apply for "Foreign Exchange Registration Certificates" and to renew those certificates annually. A FIE is any one of a number of legal structures under which a company can participate in the Chinese economy. These entities tend to have tight government regulation at nearly every important business juncture, which limits the efficiency at which any foreign company can profit from foreign ventures as well as the amount of control that a foreign parent has over the FIE. However, even with that certification, conversion of currency in the "capital account" (e.g. for capital items such as direct investments or loans) still requires the approval of SAFE. There is no assurance that SAFE approval will be obtained, and if it is not, it could impede its business activities.

WE ARE SUBJECT TO VARIOUS TAX REGIMES.

TXI has a wholly owned subsidiary in the PRC, and is incorporated in the BVI. As a result, we will be subject to the tax regimes of these countries. Any change in tax laws and regulations or the interpretation or application thereof, either internally in one of those jurisdictions or as between those jurisdictions, may adversely affect our profitability and tax liabilities. At that present time there is no corporate income tax in the BVI.

BECAUSE CHINESE LAW WILL GOVERN ALMOST ALL OF TI'S MATERIAL AGREEMENTS, WE MAYNOT BE ABLE TO ENFORCE OUR LEGAL RIGHTS WITHIN THE PRC.

Chinese law governs all of our material agreements with respect to Hunan Tongxin. Hunan Tongxin may not be able to enforce their material agreements, and remedies may not be available outside of the PRC. The system of laws and the enforcement of existing laws in the PRC may not be as certain in implementation and interpretation as in the United States. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

WE MAY HAVE DIFFICULTY ESTABLISHING ADEQUATE FINANCIAL CONTROLS IN THE PRC.

Most PRC companies historically have been less focused on establishing Western style financial reporting concepts and practices, as well as in modern banking, and other internal control systems. TXI is required by the SEC regulations to become SOX compliant by December 31, 2009. We may have difficulty in hiring and retaining a sufficient number of qualified internal control employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet USGAAP standards and the attainment of SOX compliance.

RISKS RELATED TO THE OWNERSHIP OF OUR STOCK

THE MARKET PRICE OF OUR SECURITIES IS SUBJECT TO PRICE AND VOLUME FLUCTUATIONS.

The markets for equity securities have been volatile. The price of our securities including common shares, warrants and units are subject to wide fluctuations in response to variations in operating results, news announcements, trading volume, general market trends both domestically and internationally, currency movements and interest rate fluctuations or sales of common shares by our officers, directors and our principal shareholders, customers, suppliers or other publicly traded companies. Certain events, such as the issuance of common shares upon the exercise of our outstanding warrants, could also materially and adversely affect the prevailing market price of our common shares. Further, the stock markets in general have recently experienced price and volume fluctuations that have affected the market prices of equity securities of many companies and that have been unrelated or disproportionate to the operating performance of such companies. These fluctuations may materially and adversely affect the market price of our securities and the ability to resell shares at or above the price paid, or at any price.

BEING A NASDAQ LISTED TXI IS COMPLYING WITH CERTAIN SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS THAT PROVIDE STOCKHOLDERS THE PROTECTION OF INFORMATION THAT MUST BE MADE AVAILABLE TO STOCKHOLDERS OF UNITED STATES PUBLIC COMPANIES.

TXI is complying with certain provisions applicable to United States public companies including:

-	The rules requiring the filing with the SEC of quarterly financial and current reports on Form 6-K and an annual report on Form 20-F

-	Provisions of SEC Regulation Fair Disclosure (“FD”) aimed at Preventing TXI management from making selective disclosures of Material information; and

-
The sections of the Securities Exchange Act requiring insiders to File public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short swing “trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer's equity securities within less than six months).

Incompliance with these provisions will not afford our stockholders the protections or information generally available to investors holding shares in public companies in the United States.

THERE MAY NOT BE AN ACTIVE, LIQUID TRADING MARKET FOR OUR SECURITIES AND THE TRADING PRICE FOR OUR SECURITIES MAY FLUCTUATE SIGNIFICANTLY.

Our securities are currently traded on NASDAQ. There is no assurance we will always be able to meet the NASDAQ listing requirements, or that there will be an active, liquid trading market for our securities in the future. Failure to meet the NASDAQ listing requirements could result in the delisting of our securities from the NASDAQ, which may adversely affect the liquidity of our securities, the price that can be obtained for them, or both.

RISKS RELATING TO OUR SHARES

Future sales of shares, or the perceived sale of additional shares, may lead to a decline in the market price of our shares.

We issued 6,500,000 ordinary shares pursuant to the business combination between Hunan Tongxin and AAAC. These shares were not registered, and therefore are restricted securities subject to resale restrictions.  All of these shares are currently held by our management and employees.  As of April 12, 2009, all of such shares are tradable subject to restrictions under Rule 144 and insider trading rules.

Historically trading volume of our shares has been relatively low.  We cannot predict the effect, if any, of market sales of securities held by our significant shareholders or any other shareholders or the availability of these securities for future sale will have on the market price of our ordinary shares.

Furthermore, we may need to do additional financing in the future in the form of our ordinary shares or securities convertible into, or exchangeable for, our ordinary shares, which will further dilute the shareholding of shareholders and may result in decline of our share price.

CERTAIN PROVISIONS IN OUR ORGANIZATIONAL DOCUMENTS MAY DISCOURAGE OUR ACQUISITION BY A THIRD PARTY, WHICH WOULD LIMIT YOUR OPPORTUNITY TO SELL YOUR SHARES ATA PREMIUM

Our Memorandum and Articles of Association include provisions that could limit the ability of others to acquire control of us.  Under those provisions, our board has the power to issue preferred shares with such rights attaching to them as they decide and that this power could be used in a manner that would delay, defer or prevent a change of control of our company.  These provisions could have the effect of depriving you of an opportunity to sell your shares at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

THE MARKET PRICE FOR OUR SHARES MAY BE VOLATILE

Our share price has been highly volatile and is expected to remain highly volatile in the future.  Many factors affect the market price for our shares, including the following:
•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial estimates by securities research analysts;

•	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	addition or loss of key clients;

•	fluctuations of exchange rates between the RMB and U.S. dollar;

•	intellectual property litigation;

•	release from or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares or sales of additional shares; and

•	general economic or political conditions in China and the United States.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.  These market fluctuations may also materially and adversely affect the market price of our shares.

ALTHOUGH PUBLICLY TRADED, THE TRADING IN OUR ORDINARY SHARES HAS BEEN SUBSTANTIALLY LESS LIQUID THAT THE AVERAGE TRADING MARKET FOR A STOCK QUOTED ON NASDAQ AND THIS LOW TRADING VOLUME MAY ADVERSELY AFFECT THE PRICE OF OUR ORDINARY SHARES

Although our ordinary shares are traded on NASDAQ Global Markets under the symbol “TXIC”, the trading market in our ordinary shares has been substantially less liquid than the average trading market for companies quoted on NASDAQ.  Reported average daily trading volume in our ordinary shares for the three-month period ended December 31, 2008 was approximately 15,205 shares.  Limited trading volume will subject our shares to greater price volatility and may make it difficult for you to sell our shares at a price that is attractive to you.

AS A FOREIGN PRIVATE ISSUER WITH ORDINARY SHARES LISTED ON NASDAQ, WE MAY FOLLOW CERTAIN HOME COUNTRY CORPORATE GOVERNANCE PRACTICES INSTEAD OF CERTAIN NASDAQ REQUIREMENTS.

As a foreign private issuer whose ordinary shares are listed on NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain NASDAQ requirements.  A foreign private issuer that elects to follow its home country practice must submit to NASDAQ a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each NASDAQ requirement with which it does not comply followed by a description of its applicable home country practice.  As a company incorporated in the BVI and listed on NASDAQ we expect to follow NASDAQ requirements with respect to, among other things, the composition and independency of our board.  In addition, we expect to follow BVI law instead of NASDAQ requirements that mandate that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the Company and certain acquisitions of the stock or assets of another company.

In addition, while we are obligated to file an annual report on Form 20-F with audited financial statements and a report on Form 6-K at such times as we release information to the public either voluntarily or pursuant to the BVI laws, our frequency of filing these financial and other information is anticipated to be that of a domestic United States registered company under the rules and regulations of the SEC as an accelerated filer.

WE ARE A BVI COMPANY AND BECAUSE JUDICIAL PRECEDENT REGARDING THE RIGHTS OF SHAREHOLDERS IS MORE LIMITED UNDER BVI LAW, YOU MAY HAVE LESS PROTECTION FOR YOUR SHAREHOLDER RIGHTS THAN YOU WOULD UNDER U.S. LAW.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Business Companies Act, 2004 and the common law of the BVI.  The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the common law of the BVI.  The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the BVI.  The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not necessarily as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States.  In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.  In addition, BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.  As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board or controlling shareholders than they would as public shareholders of a company incorporated in a U.S. jurisdiction.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY.

CORPORATE INFORMATION

Our legal name is Tongxin International Ltd.  which was incorporated in the BVI on February 12, 2008. Our principal executive offices are located at 199 Pierce Street, Suite 202, Birmingham, Michigan, 48009, and our telephone number is (248) 593-8330.  Our registered office in the BVI is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola.  We maintain an Internet website at www.hntx.com.

HUNAN TONGXIN ENTERPRISE CO., LTD.

Hunan Tongxin Enterprise Co Ltd. ("Hunan Tongxin"), a wholly owned foreign enterprise of Tongxin, was established under the laws of the PRC on November 27, 1984 as Changsha Meihua Automobile Factory Co., Ltd. On November 2, 2000, Hunan Tongxin was converted into a stock holding company. Currently Hunan Tongxin conducts its business operations, which include design, development, manufacturing, sales and services of automotive EVBS, body panels, and dies, primarily in the PRC, with some exports to Vietnam.

For the fiscal years ended December 31, 2006, 2007, and 2008, Hunan Tongxin generated approximately $66.6 million and $89.9 million, and $98.4 million in revenue, respectively, principally from its sales of EVBS to Chinese customers in the automotive commercial vehicle market. Hunan Tongxin is the largest independent Chinese supplier of EVBS. It is capable of providing exterior body panels for both passenger and commercial vehicles in addition to designing, fabricating and testing stamping dies for processing of body panels. Hunan Tongxin also manufactures complete cab structures for commercial vehicles. EVBS consists of exterior body panels including doors, hoods, side panels and fenders.

The current management of Hunan Tongxin is led by Mr. Zhang Duanxiang , Vice Chairman of Tongxin and Director of the Tongxin Board of Directors  (“BOD”) and Chief Executive officer of Hunan Tongxin and Mr. Peng Weiwu, Chief Operating Officer of Hunan Tongxin and Tongxin BOD Director. The current management team under Mr. Zhang and Mr. Peng team manage the day to day operations of Hunan Tongxin.

The mailing address of Hunan Tongxin's principal executive offices is Hunan Tongxin Enterprise Co., Ltd., Jiangbei Village, Changsha County, 410135, People's Republic of China, and the phone number is : (86)-731-629-0047

CORPORATE HISTORY

Asia Automotive Acquisition Corporation (“AAAC”) was the predecessor company to Tongxin. AAAC was a blank check company organized under the laws of the State of Delaware on June 21, 2005. AAAC was formed with the purpose of effecting a merger, capital stock exchange, equity acquisition or other similar business combination with one or more operating businesses within the global automotive component industry that have their primary operating facilities located in China, India or the Association of South Eastern Asian Nations ("ASEAN").  In April 2006, AAAC successfully consummated an initial public offering of its equity securities and began public trading of  common stock, warrants and units on the Over-the-Counter Bulletin Board under the symbols AAAC, AAACW and AAACU, respectively.

On April 17, 2008 the AAAC shareholders approved a business combination between AAAC and Hunan Tongxin and the merger of AAAC  into a wholly owned subsidiary formed under the laws of British Virgin Islands ("BVI") for the purposes of redomestication of the company to the BVI.  The name of the surviving entity is Tongxin. International, Ltd.

On July 23, 2008 Tongxin announced that it has received approval to list its securities on NASDAQ. The company's common stocks, warrants and units currently trade under the symbols, TXIC, TXICW and TXICU, respectively.

B.    BUSINESS OVERVIEW

Hunan Tongxin is  the largest independent supplier of EVBS in China capable of providing EVBS for both the commercial truck and light vehicle market segments.  EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders.  The Company also designs, fabricates and tests dies used in the vehicle body structure manufacturing process.   Tongxin maintains a network of  more than 130 customers throughout 28 provinces in China.  Headquartered in Changsha, Tongxin also maintains regional manufacturing  sites in Dali, Ziyang and Zhucheng.

Hunan Tongxin's goal is to become one of the world's premier EVBS companies.

The principal elements of its core business strategies are as follows:

*	Maintaining its leadership position in China's EVBS market

*	Enhancing the leadership position in die design and fabrication.

*	Increasing value added content for cab assembly.

*	Focusing on high-value EVBS design services

Since 2006 Hunan Tongxin had successfully expanded to the following exports markets:

*	Vietnam

*	Middle East

PRODUCTS AND SERVICES

As the largest independent supplier in the Chinese automotive EVBS market, Hunan Tongxin offers a wide variety of exterior body panels and cabs for passenger and commercial vehicles. It provides more than 90 different cab structures including those outfitted with complete interiors. The company has the capability to design, fabricate and test progressive stamping dies and moulds for its own use and for sales to other companies. It is involved with its customers early on in the vehicle design process as the exterior vehicle structure is being designed. Hunan Tongxin is linked with its customers through its computer aided design ("CAD") systems allowing for instantaneous transfer of engineering drawings and specifications.

PRODUCT ENGINEERING & TECHNOLOGY

Hunan Tongxin's business and long-term development rely on its ability to provide state of the art die design and fabrication and a full range of EVBS products. The technical staff totals 110 employees or 53% of its management staff. Its technical equipment capability includes:

*	Flexible 3D Laser Scan System

*	3D Laser cutting

*	CAD workstations

*	3D coordinating measuring machine

*	Die Try-out

*	Press capabilities from 400 ton to 2,400 ton

Hunan Tongxin maintains a close working relationship with the local provincial automotive body research center with Hunan University and has cooperative technical relationships with key customers including Foton Beiqi, Changan, Dongfeng and First Auto Works.

INTELLECTUAL PROPERTY RIGHTS

Hunan Tongxin relies on a combination of patent, trademarks and other intellectual property laws, nondisclosure agreements and other protective measures to protect its proprietary rights. It has four design and utility patents registered in China. Hunan Tongxin also utilizes unpatented proprietary know-how and trade secrets and employs various methods to protect its trade secrets and know-how.

Hunan Tongxin markets its EVBS products solely under the brand "Hunan Tongxin." The brand name has been well-established over the years and is recognized by industry participants to be associated with high quality and reliable products. Hunan Tongxin has obtained both brand name and trademark protection in the PRC.

MARKETING, SALES AND CUSTOMER SUPPORT

Hunan Tongxin conducts its marketing, sales and customer support through a team of eleven sales personnel located across five sales locations in China:

*	Southwest area;

*	Middle south area;

*	East area;

*	Shandong area (provinces of Jiangxi, Shandong); and

*	Exports.

Through these sales regions Hunan Tongxin is capable of servicing over 130 customers in 28 different regions

Hunan Tongxin provides training for its sales personnel twice a year and includes updates of the latest product technology and sales administration including accounts receivable, customer liaison, and price negotiations.

MANUFACTURING AND QUALITY SYSTEMS

Hunan Tongxin designs specific stamping manufacturing and assembly processes. The dies utilized in its stamping process are developed and fabricated in-house by Hunan Tongxin Its EVBS products are processed from sheet steel. This sheet steel is cold carbon rolled steel and accounts for approximately 70% of cost of goods sold and about 98% of Hunan Tongxin's total cost of raw material. As a result Hunan Tongxin has negotiated a material adjustment clause with all of its customers. This adjustment clause allows  Hunan Tongxin to adjust the selling prices to its customers based upon the cost of steel.

Hunan Tongxin processing capabilities include:

*	Steel shearing

*	Progressive stamping

*	Welding and joining

*	Atmospheric furnaces

*	Cathodic painting systems

Hunan Tongxin has die design and fabrication capability and a wide variety of products including semi-finished and finished cabs and related body panels which provide competitive advantages over domestic Chinese competitors. Compared to its competitors, Hunan Tongxin's competitive advantages include the following elements:

*
Utilizing a large, low cost die design and fabrication facility and technical staff that permits Hunan Tongxin to provide a custom solution to its customers at a lower price and quicker delivery than its competition can supply;

*	Providing a one stop solution for customers consisting of 90 different types of EVBS products;

*	Servicing over 130 customers providing access to all major OEM regional vehicle assembly sites in China.

*	Locating sales personnel in various customer regions to help match Hunan Tongxin's product capabilities to customer needs and provide the assurance that Hunan Tongxin can meet those needs;

*	An in-depth understanding of the local Chinese commercial vehicle market that enables Hunan Tongxin to design a custom fit for a particular vehicle size, type and level of styling;

*	Close technical cooperative relationships with its customers including Foton Beiqi, Changan, Dongfeng and First Auto Works.

Hunan Tongxin obtained ISO 9001-2000 international quality management system certification in 2002.  In September, 2008 Hunan Tongxin began the initial phases of implementing a Production Part Approval Process (PPAP). PPAP is used throughout the automotive industry to formally reduce risks prior to product or service release, in a team oriented manner using well established tools and techniques.

COMPETITION

Hunan Tongxin's competitors include both Chinese OEMs of commercial trucks and domestic independent  suppliers. The OEMs possess the capability to manufacture some portion of their requirements for EVBS and EVBS components and the list includes but is not limited to First Auto Works, Second Auto Works, and Beiqi Foton. Chinese domestic independent suppliers generally do not have the product scope and engineering capability compared to Hunan Tongxin  and include among others such suppliers as Shiyan Jianan Vehicle Body Co., Ltd. and Sichuan Chongzhou Tingjiang Vehicle Body Plant.

For 2008 Hunan Tongxin captured an estimated 10.0% of the total China market for cabs in the commercial vehicle segment.

EMPLOYEES

Hunan Tongxin employs approximately 2,500 people of which 28% or 588 are considered manufacturing support personnel, a concentration of engineering and technical talent that Hunan Tongxin does not believe is matched by any of its competitors. Hunan Tongxin's strong reputation allows it to attract and retain the engineering talent it needs to execute its business strategy. As the prevailing wage for engineers in China is considerably less than the equivalent rates in Western economies, Hunan Tongxin sees this as a significant competitive advantage.

PROPERTIES

Hunan Tongxin main administrative office and manufacturing facilities are located in Changsha, China. Other manufacturing sites are located in Chengdu and Qingdao China. All properties, except for a leased site in Qingdao, are owned by Hunan Tongxin and it believes its facilities are adequate for its current needs.

LEGAL PROCEEDINGS

Hunan Tongxin is not involved in any legal proceedings nor is TXI aware of any proceedings that are pending or threatened which may have a significant effect on Hunan Tongxin's business, financial position, and results of operations or liquidity.

BUSINESS OPPPRTUNITES

Hunan Tongxin intends to enter the North American and European collision-parts after-markets ("After-Market"). This will significantly increase the opportunity for EVBS sales taking advantage of the continued availability of its comparative cost advantage versus global suppliers. European and North American OEMs. OEMs prefer to manufacture EVBS components and structures in their own facilities until such time as there is a significant model change or "facelift" (change to exterior appearance of a vehicle). At the time of such model change or "facelift", the OEM prefers to outsource EVBS components and structures to independent suppliers, such as Hunan Tongxin, to reduce costs and maintain a new product focus in its assembly plants. The After-Market for these components and structures is created by vehicle accidents that result in the replacement of damaged components and represented approximately $3.76  billion in sales for 2008 . It is the intent of Hunan Tongxin to work with the OEMs to supply high quality components through the OEM's distribution network, in these markets.

There is no government approval or significant regulations required to enter these markets.

 ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS (MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS)

Hunan Tongxin's current products include EVBS for light vehicles  (Sport Utility Vehicles or SUV)  and  commercial vehicles (light, medium and heavy duty trucks). In addition the company fabricates individual components (fenders, doors, floor pans, side panels and roofs). For fiscal year 2008, individual components accounted for 24 % of total revenue, unpainted cabs and bodies for 43% of total revenue, painted cabs accounted for 18 % and finished cabs (cabs with complete interiors) accounted for 13%. In addition it sells dies and moulds to other fabricators, these sales accounted for the remaining 2% of revenue.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of Tongxin's financial condition presented in this section are based upon Tongxin's consolidated financial statements, which have been prepared in accordance with the generally accepted accounting principles in the United States (“USGAAP)”. During the preparation of the consolidated financial statements, Tongxin was required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Tongxin evaluates its estimates and judgments, including those related to sales, returns, pricing, bad debts, inventories, investments, fixed assets, intangible assets, income taxes and other contingencies. Tongxin bases its estimates on historical experience and on various other assumptions that it believes are reasonable under current conditions. Actual results may differ from these estimates under different assumptions or conditions.

In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure about Critical Accounting Policy," Tongxin has identified the most critical accounting policies upon which its financial status depends. It determined that those critical accounting policies are related to revenue, accounts receivable, inventories and fixed assets and use of estimates. These accounting policies are discussed in the relevant sections in this management's discussion and analysis, including the Recently Issued Accounting Pronouncements discussed below.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America.

The consolidated financial statements include the financial statements of Tongxin, its subsidiaries and those entities that Tongxin has determined it has a direct or indirect controlling financial interests. All significant inter-company balances and transactions have been eliminated in consolidation. Investments in unconsolidated subsidiaries representing ownership of at least 20%, but less than 50%, are accounted for under the equity method. Nonmarketable investments in which Tongxin has less than 20% ownership and in which it does not have the ability to exercise significant influence over the investee is initially recorded at cost and periodically reviewed for impairment.

Tongxin evaluates its relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standard Board Interpretation No. 46(R), "Consolidation of Variable Interest Entities" and to assess whether it is the primary beneficiary of such entities. If the determination is made that Tongxin is the primary beneficiary, then that entity is included in the consolidated financial statements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and demand deposits with banks. For purposes of the consolidated statements of cash flows, Tongxin considered all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash deposits with banks are held in financial institutions in China, which has no federally insured deposit protection. Accordingly, Tongxin has a concentration of risk related to these uninsured deposits.

FOREIGN CURRENCY TRANSLATIONS AND TRANSACTIONS

The RMB is the national currency of China, is the primary currency of the economic environment in which the operations of Tongxin are conducted. Tongxin uses the United States dollar for financial reporting purposes. Tongxin translates assets and liabilities into U.S. dollars using the rate of exchange prevailing at the balance sheet date, and the consolidated statement of income is translated at average rates during the reporting period. Adjustments resulting from the translation of financial statements from RMB into U.S. dollars are recorded in shareholders' equity as part of accumulated comprehensive income/(loss). Gains or losses resulting from transactions in currencies other than RMB are reflected in income for the reporting period.

REVENUE RECOGNITION

Tongxin recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. This typically occurs when the product is delivered.

Revenue from sale of goods represents the invoiced value of goods, net of value-added tax, sales returns and trade discounts.

TRADE ACCOUNTS RECEIVABLE AND THE ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is Tongxin's best estimate of the amount of probable credit losses in its existing accounts receivable. Tongxin's estimate is based on historical collection experience and a review of the current status of trade accounts receivable.

INVENTORIES

Inventories consist of raw materials, work-in-progress and finished goods. Inventories are stated at the lower of cost or market value. Costs are calculated on the weighted average basis and are comprised of direct materials, direct labor and a relevant portion of all production overhead expenditures. Slow-moving inventories are periodically reviewed for impairment in value.

USE OF ESTIMATES

Hunan Tongxin's accounting estimates or assumptions bear the risk of change due to the uncertainty attached to those estimates and assumptions as a result of the emerging Chinese automotive market. The preparation of the consolidated financial statements in accordance with USGAAP requires management of Hunan Tongxin to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of consolidation financial statements and the reported amounts of revenue and the expenses during the reporting period.

Significant items subject to such estimates and assumptions include revenue recognition, recoverability of accounts receivable and realization of deferred tax assets.

For revenue recognition, Hunan Tongxin has adopted an accounting policy of recognizing the revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. This means it recognizes revenue when the goods are shipped and the risks and rewards of the ownership of the goods are transferred to the customers.

In this respect, Hunan Tongxin believes that its revenue recognition is not affected by any significant estimate or assumption because for all sales of goods there are orders from customers, prices are agreed beforehand and once the goods are shipped and accepted by customers, the earning process is considered as completed and revenue is recognized accordingly.

It reviews the existing accounts receivable for any potential recoverability issue on regular basis. In carrying out such assessment, Hunan Tongxin would review the historical collection experience and the current status of trade accounts receivable concerned.

With regard to the realization of deferred income tax assets, it believes that it is more likely than not, the temporary differences in deferred income tax assets will be realized in the future, thus no valuation allowance is recognized as of the balance sheet dates.

Hunan Tongxin has stated that those estimates and assumptions used in its assessments are subject to changes and accordingly, the actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property, plant and equipment are recorded at cost and are stated net of accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, taking into account the estimated residual value. The estimated useful lives are as follows:

Asset	Useful Lives
Buildings	20 years
Machinery	5-10 years
Motor vehicles	5 years
Office and computer equipment	5 years

Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected as an item before operating income (loss).

VALUE ADDED TAX

Hunan Tongxin is subject to value added tax ("VAT") imposed by the Chinese government on its domestic product sales. The output VAT is charged to customers who purchase goods from Hunan Tongxin and the input VAT is paid when it purchases goods from its vendors. VAT rate is 17%, in general, depending on the types of product purchased and sold. The input VAT can be offset against the output VAT.

VAT payable or receivable balance represents either the input VAT less than or larger than the output VAT. The debit balance represents a credit against future collection of output VAT instead of a receivable.

Pursuant to EITF 06-3 "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement", Tongxin has elected to present revenue on net basis (net of VAT) within the statements of operations.

RESULTS OF OPERATIONS

COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 2008 AND 2007

As a result of the acquisition of Hunan Tongxin Enterprise Co. Ltd. in 2008, the results of operations for the periods subsequent to April 30, 2008 are not necessarily comparable to those prior to April 30, 2008. The information below combines the Predecessor Company four-month period from January 1, 2008 to April 30, 2008 with the Successor Company eight-month period from May 1, 2008 to December 31, 2008 for the purpose of the discussion of 2008 results. The results for the periods may not be indicative of the future results of the Successor Company.

OPERATING REVENUES

For the months ended December 31, 2008 total revenues amounted to $ 98.4million, an increase by $ 8.5 million compared to $89.9 million for the same period of the prior year, representing a 9%  increase. The increase was influenced by the Tongxin's market share increase during the period reflecting increased unit shipments of finished cabs and components to new customers.

COST OF GOODS SOLD

In fiscal year 2008 the COGS amounted to $ 83.5 million, an increase of $ 13.6 million, compared to $ 69.9 million for the same period of the prior year, a 19.6% increase. The increase was due to increase in price of cold rolled steel sheet. The steel cost was 65.4% to net revenue in 2008, but 61.1% in 2007, while labor and other production related costs increased roughly 3% for the period.

GROSS MARGIN

As a percentage of total revenues, the overall gross margin decreased 7.2% for the period ended December 31, 2008 compared to 22.3% for the same period the prior year. The decrease in gross margin was due mainly to an increase in cold rolled steel costs of 20% over 2007 as well as an increase in non-steel material and labor costs as a result of business expansions.

SELLING EXPENSES

Total selling expense was approximately $ 1.9 million for the fiscal year ended December 31 2008 compared to $1.9 million for the same period the prior year. Selling expenses are comprised of salary of sales personnel, traveling, lodging, entertaining and other expenses related to sales. Total selling expenses were 2.0% of revenue in 2008, compared to 2.1% in the same period the prior year.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses, including salaries, bonuses, and maintenance and upkeep for the workers' dormitories, amounted to approximately $5.1 million for the year ended December 31, 2008, an increase of $1.6 million compared to $3.5 million for the same period of the prior year. General and administrative expense accounted for 5% and 3.9% of total revenues for the year ended December 31, 2008 and 2007, respectively.

ONE TIME COSTS

One time costs related to the acquisition are $2.0 million, 2.1% of Sales in 2008 compared to $.5 million, .6% of Sales for the same period in 2007.

OTHER INCOME AND EXPENSES

Other income includes the non-cash unrealized derivative gain due to the change in the fair value of the Company’s outstanding warrants, totaled $13.5 million and $4 million in gains on extinguishment of liability in 2008 vs. -0- in 2007.

INCOME FROM OPERATIONS

Income from operations decreased to $7.8 million, an decrease of $6.8 million, or roughly 47% for the year ended December 31, 2008 from $14.6 million for the year ended December 31, 2007, as a result of the following : an increase of $ 8.5 million in total revenues, increase of $ 13.6 million in cost of revenues, increase of $1.6 million in selling and general and administrative expenses, and increase in one time costs of $1.4 million. As a percentage of total revenue, the operating income for the year ended December 31, 2008 was 7.9% compared to 16.3% for the same period in prior year. The decrease as a percentage of total revenues was mainly due to an increase of COGS resulting in decrease in gross margins, from 22.3% to 15.1% for the year ended December 31, 2008 and 2007, respectively.

INTEREST EXPENSES, NET

For the year ended December 31, 2008  net interest expenses increased by approximately $ 1.0 million to $2.7 million 2008 from $ 1.7 million the same period of the prior year. The company managed to reduce its debt by $6.1 million to $ 29.7 million at end of 2008. As a percentage of total revenues, the interest expense for the year ended December 31, 2008 was 35.5% compared to 39.9% for the same period of the prior year.

INCOME TAX PROVISION

For the year ended December 31, 2008, the Company's income tax provision was $2.8 million for financial reporting purposes, whereas there was an income tax provision of $ 3.8 million for the same period of the prior year. This change was due mainly to the decrease in effective income tax rate. It had income before income taxes of approximately $23.3 million for the year ended December 31, 2008 compared to $12.9 million for the same period of the prior fiscal year. However, the $13.5 million gain on warrant liability is a permanent difference and not taxable. Its effective tax rate was 12% for fiscal year 2008 compared to 29.5% for the same period of the prior fiscal year.

NET INCOME

For the year ended December 31, 2008, the Company's net income amounted to $20.5 million, an increase by $11.4 million compared to $9.1million for the same period of the prior year, or 125.7%. This increase was attributable primarily to the increase in other income as described above.

LIQUIDITY AND CAPITAL RESOURCES

COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 2008 AND 2007

As of December 31, 2008, the Company had total assets of $158.1 million, of which cash was $11.3 million, accounts receivable were $11.8 million, accounts receivable from related parties were $17.3 million and inventories were $19.1 million. Working capital was $3.2 million, and shareholders’ equity was $79.8 million.

Cash provided by operating activities was $12.5 million. This was a net increase of $5.3 million from $7.1 million in the prior year. This increase resulted primarily from an decrease in trade receivables of  $11.4 million.

Cash Used in investing activities was $17.3 million. Capital expenditures were $9.5 million for the period ended December 31, 2008. These capital expenditures were primarily for the purchases of property, plant and equipment.

Cash Used in financing activities were $6.3 million. This was a net increase of $2.3 million compared to $4 million for the prior period ended December 31, 2007. These financing activities consisted of loans of 33.5 million, and repayments of amounts borrowed of ($39.9 million).

WORKING CAPITAL

For the period ended December 31, 2008 the Company's working capital was a $3.2 million. This compares to a negative $.8 million for the period ended December 31, 2007. This increase was due primarily to an increase in cash and cash equivalent resulted from operating activities.

Total current assets for the period ended December 31, 2008 were $74.7 million. This is an increase of $13.9 million compared to $60.8 million for the period ending December 31, 2007. The increases resulted mainly due to increases in cash and cash equivalents resulted from operating activities.

Total Current liabilities for the period ended December 31, 2008 were $71.5 million. This is an increase of $9.9 million compared to $61.6 million for the period ended December 31, 2007. The increases resulted mainly to larger amounts of accounts payable. The increase in accounts payable resulted from the increase in revenues.

The following table sets forth the Tongxin's contractual obligations, including long-term and short-term loans as of December 31, 2008

Short Term and Long Term Loans as of December 31, 2008
Less than
Item	1 Year	1-2 Years	2-3 Years	More than	Total
Long-term Bank Loans	—	$4.5M	—	—	$4.5M
Short-term Bank Loans	$16.7 M	—	—	—	$16.7M
Total loans	$16.7 M	$4.5 M	—	—	$21.2M

Other than commercial loan set forth above, Hunan Tongxin has short-term loans payable to individuals as well as to shareholders of the Company, amounting to $8.6 million. These loans bear an interest of 8.0 % which are due on demand.

Other than the commercial commitments set forth above, Tongxin does not have any other short-term and long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

Hunan Tongxin has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties as of December 31, 2008. It has not entered into any foreign currency forward contract. It does not have any other off-balance sheet arrangements except for the contractual obligations and commitments mentioned above as of December 31, 2008  Tongxin believes that there are no off-balance sheet arrangements that have or are reasonably likely to have a material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

EMPLOYEES AND THEIR BENEFITS

At December 31, 2008, Hunan Tongxin had a total of approximately 2,500 employees including 2,293 hourly and 207 salary personnel. The remuneration package of its hourly employees is based upon a piecework system whereby each production worker is paid by the unit of product produced by each.

Tongxin sales personnel are responsible for the initial sale as well as the collection of accounts receivable. The sales employees are salaried employees. All employees receive company paid meals and some welfare benefits including workers' insurance and medical care. Additionally, Tongxin currently provides housing subsidies for approximately 300 people.

Tongxin believes that its success in attracting and retaining highly skilled technical employees and sales and marketing personnel is largely a product of its commitment to providing a motivating and interactive work environment that features continuous and extensive professional development opportunities, as well as frequent and open communications at all levels of the organization.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT .

The following table sets forth certain information regarding our directors and executive officers as of December 31, 2008.

Name	Age	Title	Business Address

Rudy Wilson	59	Chairman & CEO	199 Pierce St. Suite 202, Birmingham, MI, 48009
William Zielke	63	Chair, Nominating committee	199 Pierce St. Suite 202, Birmingham, MI, 48009
David J. Brophy	71	Chairman of Auditing committee	199 Pierce St. Suite 202, Birmingham, MI, 48009
Marcus Chao	61	Director	199 Pierce St. Suite 202, Birmingham, MI, 48009
Jackie Chang	49	CFO & CAO	199 Pierce St. Suite 202, Birmingham, MI, 48009
Xing Ai	37	Chair, Compensation Committee	199 Pierce St. Suite 202, Birmingham, MI, 48009
Duanxiang Zhang	59	CEO of Hunan Tongxin	Hunan Changsha, Jiangbei, 410135, China
Weiwu Peng	58	COO of Hunan Tongxin	Hunan Changsha, Jiangbei, 410135, China
Tangbing Xiao	56	Director	Hunan Changsha, Jiangbei, 410135, China

Rudy Wilson, Chairman of the Board and CEO, has served as the chief executive officer of AAAC and a member of the AAAC board of directors since its inception. From January 1997 to December 2003, he was responsible for various foreign funded investments in Asia for several Delphi Energy and Chassis Systems business lines. Mr. Wilson was assigned to Beijing, China from May 1993 through 1997 directing the development of Delphi Saginaw's initial investment projects in China, India and  the ASEAN. region During his assignment in China he served on the board of directors of Delphi Lingyun Driveshaft, Delphi Xiaoshan Steering and Delphi Malaysia. From 1976 through 1993 Mr. Wilson held a variety of assignments with General Motors component operations and advanced manufacturing engineering staff.

Jackie Chang, CFO and CAO, has more than 20 years experience in accounting and finance and 18 years specifically in the automotive industry.  From 2006 to 2008, she served as the VP of Finance and Operations for PlayHut, Inc. where she was in charge of the entire finance, auditing, supply chain management and procurement operations for the firm's multinational platform.  Prior to joining PlayHut, Chang was an executive for Nissan North America where she held several positions in finance, treasury planning, operations and accounting. As the General Manager of Treasury Control for Nissan, Chang consolidated the accounting procedures of Chinese GAAP to IFRS for Nissan's China joint venture operations, and led the successful launch of the company's ERP systems. Chang also deployed pricing models and alternative OEM sources which yielded $300 million in costs savings for Nissan.  She further developed the distribution system for remarketing vehicles to increase operational efficiencies and reduce costs for the company.

David J. Brophy, Director, has served as the chief financial officer and a member of the AAAC board of directors since its inception. As a member of the Finance Faculty at The University of Michigan School of Business Administration from 1968 to the present, and Director of its Center for Venture Capital and Private Equity Finance since 1992, he assists emerging and mid-sized companies. Dr. Brophy is a founding member of the editorial board of the Journal of Private Equity and the International Journal of Venture Capital. His advisory and consultant activities in the public and private sector include such funds as Compass Technology Partners, Plymouth Ventures, and Bio-Star Ventures and various government agencies in the United States, Australia and France.

William Zielke, Director, has over 30 years automotive experience including an expatriate assignment in Europe. Bill has been involved in the China automotive market For 14 years. He has served on various boards of directors with supplier firms in China, Saudi Arabia. Mexico, Belgium and Korea. As part of his role on the various boards, he has served on various committees including the audit committee. Bill has authored board training modules and conducted board training. Outside the automotive arena Bill is currently the Treasurer of a Brazilian/USA Joint Venture located in the USA. He has served as both President and Treasurer of civic organizations as well.

Marcus Chao, Director, has over 30 years of management experience in global corporations.  His background covers materials, engineering,  manufacturing, supply management, and business development for  manufacturing companies in the automotive industry.   Prior to his retirement from Delphi Global Supply Management as a Director in 2005, Mr. Chao was the Chairman and President of Delphi (China) Holding Company from 1995 to 2001.   From 2001 through 2007, Chao developed and served as CEO & President for the Shanghai-based Lean Enterprise China Inc (LEC), an affiliate organization to the Lean Enterprise Institute (LEI) for greater China. Both LEC and LEI are non-profit organizations promoting and educating lean manufacturing practices in China.

Ai Xing, Director, brings a background in mechanical engineering and 15 years electronics software experience in both the US and China. Mr. Ai is currently employed with IBM (Canada).

Xiao Tangbing, Director, brings a background in business administration and over 30 years experience in China's machinery and electronics controls industry. He is currently chairman and general manager of Changsha Machinery and Electronic Equipment, Inc.

MANAGEMENT OF HUNAN TONGXIN

Zhang Duanxiang, Vuce Chairman of of TI and Chief Executive Officer of Hunan Tongxin, is currently president of Hunan Tongxin Enterprise Co., Ltd. He has over 20 years of management experience in the Chinese automotive industry and under his leadership, the company has become one of the top 50 companies in Hunan Province. His work lead to successful establishment of the "Hunan Tongxin" brand within the China vehicle body industry segment. During the past five years Mr. Zhang also has been recognized as one of the top 10 outstanding economic business executives and recognized twice as an excellent private entrepreneur in Hunan province. In addition Mr. Zhang is also a committee member of China Private Entrepreneur Association, premier vice president of Hunan Private Entrepreneur Association, vice president of Hunan Mechanical Industry Association, and vice president of Changsha Commercial Association.

Peng Weiwu, Director of TI and Chief Operating Officer of Hunan Tongxin is currently general manager of Hunan Tongxin Enterprise Co., Ltd. Mr. Peng's experience spans over 20 years within the Chinese automotive industry primarily in the sales area. As an executive with the Company Mr. Peng has been instrumental in increasing the company's business revenues and profits. His understanding of the vehicle body segment has enabled the Company to take advantage of the growth in the commercial vehicle segment. Through his leadership Mr. Peng was responsible for improving the firm's production process and enhancing product development resulting in the development of 128 brand products and 9 product series in the past 22 years. In 2003, the Company's "Thin Stamping Process and Design Theory in Vehicle Manufacturing Application" was awarded the first prize by the China Institute of Technology.

B.  COMPENSATION

We pay some of our executives salaries. No bonuses were paid in 2008. We pay our non-employee directors a monthly retainer of US$2,000, a board meeting fee of US$3,000, and $1,000 for each committee meeting that they attend, as well as reimburse their expenses incurred in attending meetings. Directors who serve as a committee chairs also receive US$2,000 per committee meeting. No Company  shares have been granted to our independent directors.  In 2008, the aggregate cash compensation paid to our directors and executive officers as a group was US$ 126,000.

EMPLOYMENT AGREEMENTS

We have entered into employment agreement with our Chief Financial and Accounting Officer, Ms. Jackie Chang,  effective November 1, 2008.

Additionally, we have entered into employment agreements with each of Messrs. Zhang Duanxiang, Peng Weiwu and other members of TX's executive management team pursuant to our shareholder proxy dated April 1, 2008. They are also provided regular benefits in accordance with PRC laws and regulations.  In addition, if the employment of an executive is terminated by us without cause, the executive is entitled to certain other benefits throughout the term of the agreement.

C.  BOARD PRACTICES

TERMS OF DIRECTORS AND EXECUTIVE OFFICERS

Our board consists of nine directors.  Any vacancy on our board resulting from death, resignation, removal or other cause, may be filled either by the affirmative vote of a majority of all the directors then in office (even if less than a quorum) .

Pursuant to the business combination approved on April 17, 2008 by the shareholders of Tongxin’s success to company AAAC the board of directors of Tongxin is comprised as follows:

From April 17, 2008  through a period of two (2) calendar years ("Initial Board Period" ) the BOD will be comprised of nine directors with the following composition:

(a)  Four (4) directors appointed by Hunan Tongxin including Mr. Zhang (Vice-Chairman), Mr. Peng, and two (2) independent directors

(b)  Five (5) directors appointed by AAAC including Mr. Wilson (Chairman) and three (3) independent directors.

Following the Initial Board Period, the BOD will be comprised of 7 directors with the following composition:

(a)  Four (4) directors nominated by Hunan Tongxin including Mr. Zhang, Mr. Peng and two (2) independent directors; and

(b)  Three (3) directors nominated by AAAC including two (2) independent directors:

Our officers are nominated by our BOD’s Nominating Committee. and approved by the BOD.  The officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors.  Any vacancy occurring in any office may be filled by resolution of directors.

INDEPENDENCE OF DIRECTORS

We have elected to follow the rules of NASDAQ to determine whether a director is independent.  Our board will also consult with counsel to ensure that our board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.  The NASDAQ listing standards define an “independent director” generally as a person, other than an officer of the Company, who does not have a relationship with the Company that would interfere with the director’s exercise of independent judgment.  Consistent with these considerations, our board has affirmatively determined that Mr. Marcus Chao, David J. Brophy, Bill Zielke,  Ai Xing  and Xiao Tangbing are our independent directors.

BOARD COMMITTEES

Our board has established an audit committee, a nominating committee and a compensation committee comprised solely of independent directors. Our board has determined that all of our committee members are independent directors within the meaning of NASDAQ Marketplace Rule 4200(a)(15), and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities and Exchange Act of 1934, as amended, or the Exchange Act.

AUDIT COMMITTEE

Our audit committee consists of Dr.  David J. Brophy (Chair), Mr. Ai Xing and  Mr. William Zielke.
Our board believes that Dr. Brophy qualifies as an “audit committee financial expert” within the meaning of all applicable rules.  Our board believes that Dr. Brophy has financial expertise from his degrees in business, his board activities of various companies, and his consulting activities in the areas of accounting, corporate finance, capital formation and corporate financial analysis.

Our board has determined that each of Dr. Brophy, Mr. Xing and Mr. Zielke has an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with our financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as our financial statements, an understanding of internal controls and procedures for financial reporting, and an understanding of audit committee functions.

We adopted an audit committee charter under which the committee is responsible for reviewing the scope, planning and staffing of the audit and preparation of the financial statements.  This includes consultation with management, the auditors and other consultants and professionals involved in the preparation of the financial statements and reports.  The committee is responsible for performing oversight of relationship with our independent auditors.  The committee also has a general compliance oversight role in assuring that our directors, officers and management comply with our code of ethics, reviewing and approving of related party transactions, dealing with complaints regarding accounting, internal controls and auditing matters, and complying with accounting and legal requirements applicable to us.

Pursuant to the terms of its charter, the audit committee’s responsibilities include, among other things:

•	annually reviewing and reassessing the adequacy of the committee’s formal charter;

•	reviewing our annual audited financial statements with our management and our independent auditors and the adequacy of our internal accounting controls;

•	reviewing analyses prepared by management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	the engagement of the independent auditors;

•	reviewing the independence of the independent auditors;

•
reviewing our auditing and accounting principles and practices with the independent auditors, and reviewing major changes to our auditing and accounting principles and practices as suggested by the independent auditors or our management;

•	the appointment of the independent auditors to our board, which firm is ultimately accountable to the audit committee and our board;

•	approving professional services provided by the independent auditors, including the range of audit and non-audit fees; and

•	reviewing all related party transactions on an ongoing basis for potential conflicts of interest.

The audit committee will pre-approve the services to be provided by our independent auditors going forward.  The audit committee also will also review and recommend to the board of directors whether or not to approve transactions between us and any officer or director that occurs outside the ordinary course of business.

COMPENSATION COMMITTEE

Our compensation committee consists of Mr. Ai Xing (Chair), Mr. Marcus Chao and  Mr. William Zielke,. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers.  The responsibilities of our compensation committee include, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•
reviewing periodically and recommending to the board with respect to any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and administer our stock option plans, including authority to make and modify awards under such plans.  Currently, our only stock option plan is the 2006 Performance Equity Plan.

NOMINATING COMMITTEE

Our nominating committee consists of Mr. William Zielke, (Chair), Mr.  Marcus Chao and Mr. Xiao Tangbing.  The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board.  The nominating committee will identify, evaluate and recommend candidates to become members of our board with the goal of creating a balance of knowledge and experience.

The committee will also consider suggestions from individual shareholders, based upon its assessment of certain criteria, including the proposed person’s merits.  The suggested nominee must provide a statement of consent to being considered for nomination.

CODE OF CONDUCT

Tongxin has adopted a Code of Ethics that applies to its directors, officers and employees. Requests for copies of TI's Code of Conduct should be sent in writing to Tongxin International, 199 Pierce Street, Suite 202,Birmingham, MI 48009 Attention: Dr. David J. Brophy.

D.  EMPLOYEES

Hunan Tongxin employs approximately 2,500 people of which 28% or 588 are considered manufacturing support personnel.

E.  SHARE OWNERSHIP

Based upon filings made with the Securities and Exchange Commission under Section 13(d) or Section 16(a) of the Exchange Act as of February 16, 2009, TXI is aware of the following beneficial owners of more than 5% of any class of its voting securities who are listed in the table below:

		Percentage of
	Number of	Outstanding
Name	Ordinary Shares	Ordinary Shares

Heartland Advisors, Inc. (1)	1,314,000	11.70%

(1) William J. Nasgovitz and Heartland Advisors, Inc.: 789 North Water Street, Milwaukee, WI 53202

The following table sets forth information with respect to the beneficial ownership of TXIC common shares, as of December 31, 2008 by:

-    Each director and officer; and

-    All directors and officers as a group

		Percentage of
Name and	Number of	Outstanding
Beneficial Owner	Ordinary Shares	Ordinary Shares

HNTX Management (1)	6,500,000	58.0%
Rudy Wilson (4)	550,000	4.1%
William Zielke	30,000	0.3%
David J. Brophy	60,000	0.6%

Officers and directors as a group	7,140,000	63.0%

(1)	Beneficial owners held under certain BVI trusts
(2)	Unless otherwise indicated, the business address of each of the individuals is c/o TXIC, 199 Pierce Street, Suite 202, Birmingham, Michigan, 48009.

(3)	Beneficial ownership and percentage has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

(4)	Mr. Wilson’s shares of ordinary shares include 90,400 shares issuable upon exercise of warrants

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS .

Please refer to Item 6.E “Directors, Senior Management and Employees — Share ownership.”

B.	RELATED PARTY TRANSACTIONS

Cash advances and borrowings with related parties
-	Please refer to Item 18. Financial Statements

Cash advances made to and borrowings with our executives
-	Neither cash advances nor borrowings have been made to our executives in 2008.

Cash advances made to and borrowings from our affiliates
-	Neither cash advances to nor borrowings from our affiliates have been made in 2008.

C.	INTERESTS OF EXPERTS AND COUNSEL .

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION .

We have appended consolidated financial statements filed as part of this annual report.  See “Item 18. Financial Statements.”

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.  We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

DIVIDEND POLICY

Prior to the business combination the company's subsidiary, Hunan Tongxin, declared  and paid dividends, We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

B.	SIGNIFICANT CHANGES .

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.   THE OFFER AND LISTING

A.	OFFERING AND LISTING DETAILS

Not Applicable

B.	PLAN OF DISTRIBUTION .

Not applicable

C.	MARKETS .

Not applicable

D.	SELLING SHAREHOLDERS .

Not applicable.

E.	DILUTION .

Not applicable.

F.	EXPENSES OF THE ISSUE .
      Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.	SHARE CAPITAL .

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION .

SUMMARY OF MEMORANDUM AND ARTICLES OF ASSOCIATION

CHARTER

Our charter documents consist of our Memorandum of Association and Articles of Association.  The Memorandum of Association and the Articles of Association loosely resemble the articles of incorporation and the bylaws, respectively, of a corporation incorporated in a state in the United States.  We may amend our Memorandum of Association and Articles of Association by a resolution of our shareholders or by a resolution of our directors.  This description and summary does not purport to be complete and does not address all differences between BVI corporate laws and those in the United States.  Copies of our Memorandum of Association and Articles of Association have been filed as exhibits to our initial registration statement on Form S-4 (file number 333-132814).

CORPORATE POWERS

TXI was first incorporated as a company under the BVI Business Companies Act, 2004 on February 12, 2008.  Our Memorandum of Association and Articles of Association state that the Company can carry out any object of business not prohibited by the laws of the BVI.

DIRECTORS

The directors compensation is reviewed annually  by the Company’s Compensation  Committee.

By a resolution of directors, the directors may exercise all our powers to borrow money, mortgage our property, issue debentures, and issue stock or other securities for any debt, liability or obligation given by us.

A director may resign or retire from our board at any time.  The director must give one month written notice of his resignation to us.  Directors hold office until the next annual meeting of members or until such director’s earlier resignation, removal from office, death or incapacity.  We currently do not have a staggered election of directors.

The shareholding qualification for directors may be fixed and varied by a resolution of members and, unless it is fixed, no shareholding qualification is required.  A director must be an individual.

To the fullest extent permitted by the BVI Business Companies Act, 2004, none of our directors shall be personally liable to the Company or its shareholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Company.

RIGHTS OF SHARES

We are authorized to issue 40,000,000 shares including 39,000,000 ordinary shares and 1,000,000 preferred shares. The ordinary shares have one vote each, are subject to purchase or acquisition by us for fair value and have the same rights with regard to dividends and distributions upon our liquidation. The 1,000,000 preferred shares have  no par value.  The directors are authorized to issue the preferred shares and to fix the rights and preferences attached to the preferred shares.

MEETINGS

An annual meeting of members must be held each year at such date and time as may be determined by the directors, but no later than one year after the end of our fiscal year pursuant to relevant NASDAQ rules.  Special meetings of members may be called by the directors pursuant to a resolution of directors to that effect or upon the written request of members holding more than 50 percent of the votes of our outstanding voting shares.  No less than seven days’ notice of meetings is required to be given to members.

A meeting of members may be called on short notice if members holding not less than 90 percent of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90 percent of the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with not less than a 90 percent majority of the remaining votes, have agreed to a short notice of the meeting, or if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.

The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.  A written instrument giving the proxy such authority must be produced at the place appointed for the meeting before the time for holding the meeting.

A meeting of members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting.

LIMITATIONS ON OWNERSHIP OF SECURITIES

There are no limitations on the right of nonresidents or foreign persons to own our securities imposed by BVI law or by our Memorandum and Articles of Association.

CHANGE IN CONTROL OF COMPANY

There are no provisions in our Memorandum and Articles of Association that would operate only to delay, defer or prevent a change of control of our company.  However, the board of directors has the power to issue preferred shares with such rights attaching to them as they decide and this power could be used in a manner that would delay, defer or prevent a change of control of our company.

OWNERSHIP THRESHOLD

There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.

CHANGES IN CAPITAL

Subject to the provisions of the BVI Business Companies Act, 2004, we may, by a resolution of directors or members, amend our Memorandum and Articles of Association to increase or decrease the number of shares authorized to be issued.  The directors of a company may, by resolution, authorize a distribution (including a capital distribution) by their company at a time, of an amount, and to any members they think fit if they are satisfied, on reasonable grounds, that the company will, immediately after the distribution, satisfy the solvency test.  The solvency test is satisfied if the value of the company’s assets exceeds its liabilities, and the company is able to pay its debts as they fall due.

DIFFERENCES IN CORPORATE LAW

The companies’ law of the BVI differs from laws applicable to U.S. corporations and their shareholders.  Set forth below is a summary of the significant differences between the provisions of the companies law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

PROTECTION FOR MINORITY SHAREHOLDERS

Under the laws of most U.S. jurisdictions, majority and controlling shareholders of a company generally have certain “fiduciary” responsibilities to the minority shareholders.  Corporate actions taken by majority and controlling shareholders which are unreasonable and materially detrimental to the interests of minority shareholders may be declared null and void.  Minority shareholders may have less protection for their rights under BVI law than they would have under U.S. law.

POWERS OF DIRECTORS

Unlike most U.S. jurisdictions, the directors of a BVI company, subject in certain cases to court’s approvals but without shareholders’ approval, may implement the sale, transfer, exchange or disposition of any asset, property, part of the business, or securities of the company, with the exception that shareholder approval is required for the disposition of over 50% in the value of the total assets of the company.

CONFLICT OF INTERESTS

Similar to the laws of most U.S. jurisdictions, when a director becomes aware of the fact that he has an interest in a transaction which the company is to enter into, he must disclose it to our board.  However, with sufficient disclosure of interest in relation to that transaction, the director who is interested in a transaction entered into or to be entered into by the Company may (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included in the quorum; and (iii) sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

WRITTEN CONSENT AND CUMULATIVE VOTING

Similar to the laws of most U.S. jurisdictions, under the BVI law, shareholders are permitted to approve matters by way of written resolution in place of a formal meeting.  BVI law does not make a specific reference to cumulative voting, and our current Memorandum and Articles of Association have no provision authorizing cumulative voting.

INDEPENDENT DIRECTORS

While there is no requirement for a majority of the directors of the company to be independent as a matter of BVI law, TXI follows NASDAQ regulations and has maintained a majority of independent directors in 2008.

REDEMPTION

Our shares are not redeemable at the shareholders’ option.  We may redeem our shares only with the consent of the shareholders whose shares are to be redeemed, except that the consent from the shareholders is not needed under the circumstances of (i) the compulsory redemption with respect to fractional shares held by our shareholders in the circumstance of share division and (ii) the compulsory redemption, at the request of the shareholders holding 90% of the votes of the outstanding shares entitled to vote, of the remaining issued shares.

TAKEOVER PROVISIONS

The Memorandum and Articles of Association of our company does not alter the general provisions of BVI law and therefore measures such as a “poison pill” would have to be in place before a takeover offer, as, if not, the directors could be seen as exercising their powers for an improper purpose in trying to introduce such a measure.

Furthermore, the creation of additional class of shares would require an amendment to the Memorandum and Articles of Association of our company.  This can only be done by a resolution of shareholders or a resolution of directors.  The directors do not however, have the power to amend the memorandum and articles to (a) restrict the rights or powers of the members to amend the memorandum or articles, (b) to change the percentage of members required to pass a resolution to amend the memorandum and articles, or (c) in circumstances where the memorandum or articles cannot be amended by the members.  The introduction of a poison pill would require an amendment to the Memorandum and Articles of Association of our company which may only be done by way of shareholder resolution.

SHAREHOLDER’S ACCESS TO CORPORATE RECORDS

A shareholder is entitled, on giving written notice to the company, to inspect the company’s (i) Memorandum and Articles of Association; (ii) register of members; (iii) register of directors; and (iv) minutes of meetings and resolutions of members and of those classes of members of which the shareholder is a member.

The directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document listed above (or any part thereof), refuse the member to inspect the document or limit the inspection of the document.  Our board may also authorize a member to review the company account if requested.

INDEMNIFICATION

Under our Memorandum and Articles of Association, we may indemnify our directors or any person who is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise against expenses (including legal fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with legal, administrative or investigative proceedings to which they are a party or are threatened to be made a party by reason of their acting as our directors or agents.  To be entitled to indemnification, these persons must have acted honestly and in good faith and in the best interest of the company, and they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

MERGERS AND SIMILAR ARRANGEMENTS

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Business Companies Act, 2004.  A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company.  In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

While a director may vote on the plan even if he has a financial interest in the plan of merger of consolidation, in order for the resolution to be valid, the interest must have been disclosed to our board forthwith upon him becoming aware of such interest.  The transaction will not be avoidable if the shareholders approve or ratify it.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment.  In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company, but may receive debt obligations or other securities of the surviving or consolidated company, or other assets, or a combination thereof.  Furthermore, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset.  As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) and a consolidation.  A shareholder properly exercising his dissent rights is entitled to payment of the fair value of their shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder.  If the merger or consolidation is approved by the shareholders, the company must within 20 days give notice of this fact to each shareholder who gave written objection, and to each shareholder who did not receive notice of the meeting.  Such shareholders then have 20 days to give to the company their written election in the form specified by the BVI Business Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of his shares.  As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value.  The company and the shareholders then have 30 days to agree upon the price.  If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall each designate an appraiser and these two appraisers shall designate a third appraiser.  These three appraisers shall fix the fair value of the shares as of the close of business on the day before the shareholders approved the transaction without taking into account any change in value as a result of the transaction.

SHAREHOLDERS’ SUITS

Similar to the laws of most U.S. jurisdictions, BVI law permits derivative actions against its directors.  However, the circumstances under which such actions may be brought, and the procedures and defenses available may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company incorporated and/or existing in the United States.

We are not aware of any reported class action having been brought in a BVI court.  Reported derivative actions have been brought but unsuccessfully for technical reasons.  The court of the BVI may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company, or intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company.  In determining whether to grant leave, the High Court of the BVI must take into account (i) whether the shareholder is acting in good faith; (ii) whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters; (iii) whether the proceedings are likely to succeed; (iv) the costs of the proceedings in relation to the relief likely to be obtained; and (v) whether an alternative remedy to the derivative claim is available.

Leave to bring or intervene in proceedings may be granted only if the High Court of the BVI is satisfied that (i) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be; or (ii) it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

In determining whether to grant leave to a shareholder in these circumstances, the BVI Court must take the following matters into account:

(a)	whether the member is acting in good faith;

(b)	whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters;

(c)	whether the proceedings are likely to succeed;

(d)	the costs of the proceedings in relation to the relief likely to be obtained; and

(e)	whether an alternative remedy to the derivative claim is available.

C.	MATERIAL CONTRACTS .

We have not entered into any material contracts related to our business operations other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and in “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report.

D.	EXCHANGE CONTROLS .

BRITISH VIRGIN ISLANDS

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary or preferred shares or on the conduct of its operations in the BVI, where we were incorporated.  There are no material BVI laws which impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of its ordinary or preferred shares.  BVI law and our Memorandum and Articles of Association impose no material limitations on the right of nonresidents or foreign owners to hold or vote our ordinary or preferred shares.

CHINA

For exchange controls in China, see “Item 4. Information on the Company — B. Business overview — Regulation — Regulations on foreign exchange.”

E.	Taxation .

BRITISH VIRGIN ISLANDS TAXATION

Under the present laws of the BVI, there are no applicable taxes on our profits or income.  There are no taxes on profits, income, nor are there any capital gains tax, estate duty or inheritance taxes applicable to any ordinary shares held by nonresidents of the BVI.  In addition, there is no stamp duty or similar duty on the issuance, transfer or redemption of the ordinary shares as the Company does not hold any interest in land in the BVI.  Dividends remitted to the holders of ordinary shares resident outside the BVI will not be subject to withholding tax in the BVI.

No stamp duty is payable in the BVI in respect of instruments relating to transactions involving our company as our company does not hold any interest in land in the BVI.

PRC TAXATION

The New Corporate Income Tax (“CIT”) Law and its implementation rules became effective on January 1, 2008.  Under the previous income tax regime, foreign investors were exempted from PRC income tax on dividends and gains realized upon liquidation of or transferring equity interest in a foreign-invested enterprise.  Under the New EIT Law and its implementation rules, we, as a BVI company with substantially all of our management located in China, may be deemed a resident enterprise for income tax purposes, in which case our global income may be subject to 25% of PRC income tax, and an income tax rate of 10% will normally be applicable to dividends payable to our non-PRC investors, and gains realized on our liquidation or the transfer of our shares by our non-PRC investors, if such income or gain is derived from sources within China.  According to a notice issued by the PRC State Council, dividend from profits generated before January 1, 2008 will still be exempt from such taxation.  However, it is currently uncertain whether we may be deemed a resident enterprise, or how to interpret whether any income or gain is derived from sources within China.  See “Item 3. Key information ─ D. Risk factors ─ Risks related to doing business in China ─ We may be treated as a resident enterprise for PRC tax purposes under the New EIT Law and we may therefore be subject to PRC income tax for any dividends we receive from our subsidiaries, which may materially and adversely affect the amount of dividends we must pay to our shareholders.” and “Item 3. Key information ─ D. Risk factors ─ Risks related to doing business in China ─ Dividends payable by us to our non-PRC shareholders, and gains on the sales of our ordinary shares, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.”  If we are not deemed a resident enterprise, then dividends payable to our non-PRC investors, and gains realized on our liquidation or the transfer of our shares by our non-PRC investors will not be subject to PRC income tax withholding.

UNITED STATES FEDERAL TAXATION

The following is a discussion of the material U.S. federal tax consequences of purchasing, owning and disposing of shares by U.S. Holders (as described below), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire the securities.

The discussion applies to investors in shares that hold the shares as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding shares as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding shares that own or are deemed to own 10% or more of our voting stock; or

•	persons who hold the shares in connection with a trade or business outside the United States; or

•	persons who acquired our shares pursuant to the exercise of any employee stock option or otherwise as compensation.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, possibly on a retroactive basis.  Persons considering the purchase of ordinary shares should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of shares that, for U.S. federal income tax purposes, is:
•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation, regardless of its source.

This discussion assumes that we are not, and will not become, a passive foreign investment company, a “PFIC,” for U.S. federal income tax purposes, as described below.

TAXATION OF DIVIDENDS

The gross amount of any distributions paid with respect to shares, other than certain pro rata distributions of shares, generally will be treated as foreign source dividend income for U.S. federal income tax purposes.  U.S. Holders will not be entitled to claim a dividends-received deduction with respect to distributions paid by us.  Dividends will be included in a U.S. Holder’s income on the date of such U.S. Holder’s receipt of the dividend.

Subject to applicable limitations, dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%.  Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

In the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ordinary shares.  In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends not in excess of the rate allowed under the Treaty, if applicable, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability.  The rules governing the foreign tax credit are complex.  You are urged to consult your tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

TAXATION OF CAPITAL GAINS

Upon sale or other disposition of the shares, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between such holder’s tax basis in the shares sold or disposed of and the amount realized on the sale or other disposition.  Such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year and will generally be U.S. source gain or loss for foreign tax credit purposes.  However, in the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law, gains on disposal may be subject to PRC tax.  In that event, a U.S. Holder may be eligible for the benefits of the Treaty.  Under the Treaty, if any PRC tax were to be imposed on any gain from the disposition of the shares, the gain would be treated as PRC source income.  You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our shares, including the availability of the foreign tax credit in your particular circumstances.

PASSIVE FOREIGN INVESTMENT COMPANY (“PFIC”)  RULES

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2008.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including goodwill) from time to time, and since we have and will continue to have a significant amount of passive assets and the value of our assets may be based, in part, on the market value of our shares, which is subject to change, there can be no assurance that we will not be a PFIC for any taxable year.

In general, if we   were a PFIC for any taxable year during which a U.S. Holder held shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the shares would be allocated ratably over the U.S. Holder’s holding period for the shares.  The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year.  Similar rules would apply to any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter.  Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the shares.  U.S. Holders should consult their tax advisers to determine whether such elections are available and, if so, what the consequences of the alternative treatments would be in those holders' particular circumstances.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that backup withholding does not apply.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

F.	DIVIDENDS AND PAYING AGENTS .

Not applicable.

G.	STATEMENT BY EXPERTS .

Not applicable.

H.	DOCUMENTS ON DISPLAY .

We have filed this annual report on Form 20-F with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act.  Statements made in this annual report as to the contents of any document referred to are not necessarily complete.  With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC.  Reports and other information which the Company filed with the SEC, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 100 F. Street N.E., Washington, D.C. 20549.  You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the SEC, 100 F. Street N.E., Washington, D.C. 20549, at prescribed rates.  Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov.  The SEC’s telephone number is 1-800-SEC-0330.  As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	SUBSIDIARIES INFORMATION .

Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by bank deposits and other interest earning short-term investments.  As of December 31, 2008, we had short-term bank borrowings in the amount of RMB102.5 million.  Our short-term bank borrowings are subject to floating interest rates.  Assuming the principal amount of the outstanding bank borrowings remains approximately the same as of December 31, 2008, each 1% increase in applicable interest rate would add RMB1 million per year to our interest expenses.  On the other hand, any decrease in interest rate would reduce interest income generated from our interest-earning instruments.  We have not used any derivative financial instruments to manage our interest risk exposure.  We have not been exposed to material risks due to changes in interest rates.  However, our future interest expenses may be higher and interest income may be lower than expected due to changes in market interest rates.

FOREIGN EXCHANGE RISK

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions.  The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, the central bank of the PRC.  On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to the U.S. dollar.  Under this new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

We use RMB as our reporting currency, and all of our revenues and a substantial majority of our costs are denominated in Renminbi.  However, proceeds from many of our financing activities are denominated in U.S. dollars, and certain of our costs, in particular third-party hardware and software products, are also denominated in U.S. dollars.  Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income.  For example, to the extent that we need to convert U.S. dollars we receive from our future financing activities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion.  Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.  We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Subsequent to the merger of AAAC with Hunan Tongxin our management began an evaluation of the consolidated Company’s overall effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), or the Exchange Act. Based on such evaluation, our chief executive officer (“CEO”), chief financial officer (“CFO”) and members of our audit committee have concluded that our disclosure controls and procedures required improvements to achieve SOX compliance. In connection with this evaluation our CFO initiated a program starting in November 2008 to achieve SOX compliance by December 31, 2009. This program includes the following key elements:

 ·           The engagement of Ernst & Young financial consultants to provide services onsite in China related to SOX implementation;

·           The engagement of Shanghai Water Star Info and Tech Co Ltd. to assist in the implementation of an Enterprise Resource Planning (“ERP”) system;

·           The hiring of two bi-lingual Managers, Internal Audit with experience in USGAAP, Chinese GAAP and International Accounting Standards. The internal auditors report direct to the Chair of our audit Committee and are mainly engaged in measuring compliance with the Company’s policies and procedures;

·           The hiring of a bi-lingual Managing Director of Finance with experience in USGAAP, Chinese GAAP and International Accounting Standards who is engaged to perform our financial statements consolidation and to prepare our financial reports;

·           The hiring of a bi-lingual Finance Controller with experience in USGAAP, Chinese GAAP and International Accounting Standards who is engaged to perform our on-site financial reporting and cost accounting

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

·  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

·  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

·  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.  In making this assessment, the Company’s management used the criteria set forth by achieving SOX compliance.  Based on our assessment, management believes that, as of December 31, 2008, the Company’s internal control over financial reporting was not effective based on those criteria.

The following material weaknesses were noted in the evaluation of our disclosure controls and procedures:
1) There are inadequate controls over timing posting of journal entries to ensure they are accurate, and complete.

2) There have been a significant number of audit adjustments discovered by the Company's independent registered accounting firm.

These material weaknesses have been disclosed to our Board of Directors and we are continuing our efforts to improve and strengthen our control processes and procedures. Our management and directors will continue to work with our auditors to ensure that our controls and procedures are adequate and effective.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

See “Evaluation of Disclosure Controls & Procedures” above

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

The board of directors believes that Dr. David J. Brophy and, members of our audit committee, meet the criteria for an “audit committee financial expert” as established by the SEC.

Dr. David J. Brophy will not be deemed an “expert” for any purpose, including, without limitation, for purpose of Section 11 of the U.S. Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert.  The designation or identification of Dr. Brophy as an audit committee financial expert does not impose on him any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed as a member of the audit committee and board of directors in the absence of such designation or identification.  The designation or identification of Dr. David J. Brophy as an audit committee financial expert does not affect the duties, obligations or liabilities of any other member of the audit committee or board of directors.

ITEM 16B.  CODE OF ETHICS.

Our successor company AAAC adopted a code of ethics on September 22, 2007, that applies to TXIC's directors, officers and employees and to those of our subsidiaries.  A copy of the form of our code of ethics was filed as Annex H to our registration statement on Form S-4 filed with the SEC on March 31, 2008, and with effect as of April 17, 2008.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)  AUDIT FEES.

The aggregate fees billed for 2007 and 2008 for professional services rendered by Rothstein & Kass, LehmanBrown, Beijing and Malone & Bailey, Houston for the audit of our annual financial statements were US$ 286,000 and US$ 325,000  respectively.

(b)  AUDIT — RELATED FEES

No fees were billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item 16C for 2008 and 2007, respectively.

(c)  TAX FEES

We entered into an engagement with Rothstein  Kass in 2007 or 2008 for professional services rendered by our Rothstein & Kass for tax compliance, tax advice or tax planning.

(d)  ALL OTHER FEES

No fees were billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (b) of this Item 16C for 2006 and 2007.

(e)  AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES.

The Audit Committee is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit).

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

ITEM16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS

The consolidated financial statements for the Company and its subsidiaries are included at the end of this annual report.

ITEM 19.  EXHIBITS
Exhibit Number	Description

7.1	Code of Ethics (incorporated by reference from Registration Statement No. 333-147086-01- Annex G

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)) *

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)) *

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
____________________________________
* Filed with this annual report on Form 20-F

SIGNATURE

The company  hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 15, 2009

Tongxin International, Ltd.

/s/ : Rudy Wilson
Name: Rudy Wilson
Title: Chairman & Chief Executive Officer

/s/ :Jackie Chang
Name: Jackie Chang
Title: Chief Financial & Accounting Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

•	Report of Independent Registered Public Accounting Firm
•	Consolidated Balance Sheets as of December 31, 2007 and 2008
•
Consolidated Statements of Operations and Comprehensive Income for Years Ended December 31, 2006, 2007, Four-month Period From January 1, 2008 to April 30, 2008 and Eight-month Period From May 1, 2008 to December 31, 2008

•
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2006, 2007, Four-month Period From January 1, 2008 to April 30, 2008 and Eight-month Period From May 1, 2008 to December 31, 2008

•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2007, Four-month Period From January 1, 2008 to April 30, 2008 and Eight-month Period From May 1, 2008 to December 31, 2008
•
Notes to the Consolidated Financial statements for the Years Ended December 31, 2006, 2007, Four-month Period From January 1, 2008 to April 30, 2008 and Eight-month Period From May 1, 2008 to December 31, 2008

TONGXIN INTERNATIONAL LTD.
AND
SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2008, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Tongxin International Ltd.
Birmingham, MI

We have audited the accompanying consolidated balance sheet of Tongxin International Ltd. and subsidiaries (the “Successor Company” or the “Company”) as of December 31, 2008, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the eight-month period from May 1, 2008 to December 31, 2008 for the Successor Company and for the four-month period from January 1, 2008 to April 30, 2008 for Hunan Tongxin Enterprise Co., Ltd. (the “Predecessor Company”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 (the Successor Company), and the results of its operations and its cash flows for the eight-month period from May 1, 2008 to December 31, 2008 (the Successor Company) and for the four-month period from January 1, 2008 to April 30, 2008 (the Predecessor Company) in conformity with accounting principles generally accepted in the United States of America.

/s/ Malone & Bailey, PC
Houston, Texas
www.malone-bailey.com
May 15, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Hunan Tongxin Enterprise Co., Ltd.
Changsha, Hunan Province, the People’s Republic of China

We have audited the accompanying consolidated balance sheets of Hunan Tongxin Enterprise Co., Ltd. (Tongxin) and its subsidiaries as of December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of Tongxin's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Tongxin is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Tongxin’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hunan Tongxin Enterprise Co., Ltd. and its subsidiaries as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ LehmanBrown

LehmanBrown Lu Hua (Beijing) CPA Firm
Beijing, China
March 21, 2008

TONGXIN INTERNATIONAL, LTD.
CONSOLIDATED BALANCE SHEETS
(US$ amounts expressed in thousands, except for share data and earnings per share)

	Successor	Predecessor
	Company	Company
	December 31
	2008	2007
ASSETS
Current Assets:
Cash and cash equivalents	$11,313	$1,662
Restricted Cash - Security deposit	5,836	-
Accounts receivable-Trade, net of allowance for doubtful
accounts of $3,856 and $4,538, respectively	13,153	23,662
Other Receivable, net of allowance of doubtful accounts of $407
and $382, respectively	1,600	1,602
Due from Related party	17,313	15,590
Inventories	19,096	13,751
Investment in marketable securities	146	68
Prepaid expenses	4,197	2,922
Deferred tax assets	2,067	1,572
Total current assets	$74,721	$60,829
Investments in non-consolidated subsidiaries and affiliates	208	852
Property, plant and equipment, net of accumulated depreciation of
$1,927 and $11,009, respectively	36,918	25,950
Land occupancy rights	9,633	1,944
Goodwill	36,696	-
Total assets	$158,176	$89,575

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$21,037	$13,787
Accrued expenses and other liabilities	7,393	9,755
Income taxes payable	17,418	15,300
Short-term loans	16,669	20,514
Short-term loans from shareholders	8,591	2,313
Derivative liability	452	-
Total current liabilities	$71,560	$61,669
Long-term liabilities:
Long-term loans	4,523	2,549
Long-term loans from shareholders	-	10,476
Deferred tax liability	2,243	-
Other	25	21
Total liabilities	$78,351	$74,715
Shareholders’ equity:
Successor Preferred Stock, $0.001 par value, authorized 1,000,000 shares; none issued	-	-
Common stock - Successor, $0.001 par value, authorized 39,000,000 shares;
issued 12,889,758 shares and outstanding 11,300,336 shares	13	-
Common stock - Predecessor, $0.12 par value, authorized 72,521,705 shares;
issued and outstanding 72,521,705 shares	-	8,762
Additional Paid In Capital	77,081	-
Successor Treasury Stock, 1,589,422 shares	(7,682)	-
Accumulated other comprehensive income	426	1,813
Retained earnings	9,987	4,285
Total shareholders’ equity	79,825	14,860
Total liabilities and shareholders' equity	158,176	89,575

The accompanying notes are an integral part of these consolidated financial statements.

TONGXIN INTERNATIONAL, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(US$ amounts expressed in thousands, except for share data and earnings per share)

	Successor Company	Predecessor Company
	For the eight-month	For the four-month
	Period From	Period From	Year ended	Year ended
	May 1, 2008 to	January 1, 2008	December 31,	December 31,
	December 31, 2008	to April 30, 2008	2007	2006
Revenues	$42,970	$35,396	$80,006	$64,697
Sales of goods to related party	12,800	7,192	9,867	1,908
Total revenues	55,770	42,588	89,873	66,605

Cost of goods sold	35,516	31,463	60,543	46,648
Cost of goods sold from related party purchases	11,691	4,847	9,322	4,808
Total cost of goods sold	47,207	36,310	69,865	51,456

Gross profit	8,563	6,278	20,008	15,149

Operating expenses:
Selling, general and administrative expenses	5,248	1,793	5,372	4,800
Operating income	3,315	4,485	14,636	10,349

Other Income
Gain on extinguishment of liability	-	4,034	-	-
Other income	78	77	-	-
Government subsidy income	469	212	-	-
Unrealized gain on warrant	13,535	-	-	-
Investment income	15	-	-	-
Equity earnings from equity investee	-	-	19
Total Other Income	14,097	4,323	19	-

Other Expenses
Nonoperating expenses	183	6	-	-
Interest expense	1,095	1,607	1,723	1,707
Total Other Expenses	1,278	1,613	1,723	1,707

Income before income taxes	16,134	7,195	12,932	8,642

Income taxe expense	627	2,216	3,853	2,939

Net income	$15,507	$4,979	$9,079	$5,703

Other comprehensive income - Foreign Translation Adjustment	426	721	940	466
Comprehensive income	$15,933	$5,700	$10,019	$6,169

Net income per common share-Basic	$1.37	$0.07	0.13	$0.08
Net income per common share-diluted	$1.37	$0.07	0.13	$0.08
Weighted average shares outstanding - Basic	11,294,633	72,521,705	72,521,705	72,521,705
Weighted average shares outstanding – diluted	11,294,633	72,521,705	72,521,705	72,521,705

The accompanying notes are an integral part of these consolidated financial statements.

TONGXIN INTERNATIONAL, LTD.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(US$ amounts expressed in thousands, except for share data)

	Successor Company		Predecessor Company					Accumulated
					Additional			Other
	Common	Common	Common	Common	Paid in	Retained	Treasury	Comprehensive	Total
	Shares	Stock	Shares	Stock	Capital	Earnings	Stock	Income	Equity
Predecessor Company
Balances at January 1, 2006	-	-	72,521,705	8,762	-	6,555	-	407	15,724
Net income	-	-	-	-	-	5,703	-	-	5,703
Reclassification	-	-	-	-	-	-	-	-	-
Dividends declared	-	-	-	-	-	(8,616)	-	-	(8,616)
Translation adjustments	-	-	-	-	-	-	-	466	466
Balances at Dec 31, 2006	-	-	72,521,705	8,762	-	3,642	-	873	13,277

Net income	-	-	-	-	-	9,079	-	-	9,079
Reclassification	-	-	-	-	-	-	-	-	-
Dividends declared	-	-	-	-	-	(8,436)	-	-	(8,436)
Translation adjustments	-	-	-	-	-		-	940	940
Balances at Dec 31, 2007	-	-	72,521,705	8,762	-	4,285	-	1,813	14,860

Net income	-	-	-	-	-	4,979	-	-	4,979
Reclassification	-	-	-	-	-	-	-	-	-
Dividends declared	-	-	-	-	-	-	-	-	-
Translation adjustments	-	-	-	-	-	-	-	721	721
Equity adjustment due to purchase accounting	-	-	-	-	-	-	-	-	-
Balance at April 30, 2008	-	-	72,521,705	8,762	-	9,264	-	2,534	20,560

Successor Company
Balance at April 30, 2008	6,389,758	6	-	-	25,542	(5,520)	(7,682)	-	12,346
Shares issued for acquisition of Hunan Tongxin	6,500,000	7	-	-	51,539	-	-	-	51,546
Net income	-	-	-	-	-	15,507	-	-	15,507
Translation adjustments	-	-	-	-	-	-	-	426	426
Balances at Dec 31, 2008	12,889,758	13	-	-	77,081	9,987	(7,682)	426	79,825

The accompanying notes are an integral part of these consolidated financial statements.

TONGXIN INTERNATIONAL, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ amounts expressed in thousands)

	Successor Company	Predecessor Company
	For the eight-month Period	For the four-month Period
	From May 1, 2008 to	From January 1, 2008 to	Year ended	Year ended
	December 31, 2008	April 30, 2008	December 31, 2007	December 31, 2006

Cash flows from operating activities:
Net income	$15,507	$4,979	$9,079	$5,703
Adjustments to reconcile net income to net
cash provided by (used in) operating activities:
Reversal of bad debt allowance	(944)	-	(409)	545
Depreciation expense	1,927	901	2,080	2,182
Amortization expense	39	15	42	38
Unrealized gain on warrant	(13,535)	-	-	-
Changes in operating assets and liabilities:
(Increase)/decrease in inventories	(3,291)	(1,821)	(4,980)	(1,264)
(Increase)/decrease in trade accounts receivable	6,835	4,618	(14,684)	(8,042)
(Increase)/decrease in Due from related party	7,751	(9,475)	-	-
(Increase)/decrease of prepaid expenses and other current assets	(1,335)	60	(324)	(1,114)
(Increase)/decrease in Deferred tax assets	(105)	297	-	-
(Increase)/decrease in Other Receivable	463	(461)	-	-
Increase/(decrease) in accounts payable	(1,610)	2,577	15,976	5,728
Increase/(decrease) of accrued expenses	(2,937)	1,994	321	361

Net cash provided by operating activities	8,765	3,684	7,101	4,137

Cash flows from investing activities:
Acquisition of Hunan Tongxin Enterprise Co. Ltd., net of cash acquired of $5,319	(7,700)	-	-	-
Cash paid for purchase of fixed assets and intangible assets	(8,359)	(1,134)	(6,322)	(5,271)
Cash paid for investment	(75)	-	(68)	-
Net cash used in investing activities	(16,134)	(1,134)	(6,390)	(5,271)

Cash flows from financing activities:
Proceeds from loans	16,559	7,090	17,437	28,231
Proceeds from loans-related parties	4,638	5,256	-	-
Dividends paid	-	-	(1,054)	(3,576)
Debt repayments	(18,252)	(5,192)	(20,343)	(22,301)
Debt repayments-related parties	(9,343)	(7,082)	-	-
Net cash provided by (used in) financing activities	(6,398)	72	(3,960)	2,354

Effect of foreign exchange rate changes	(837)	1,035	1,329	1,172

Net increase (decrease) in cash and cash equivalents	(14,604)	3,657	(1,920)	2,392
Cash and cash equivalents at beginning of year	25,917	1,662	3,582	1,190
Cash and cash equivalents at end of year	11,313	5,319	1,662	3,582

Supplemental information:
Income taxes paid	439	373	936	834
Interest paid	1,451	1,458	2,424	1,716

Non-cash investing and financing activities:
Long-term loans from shareholders	-	-	10,476	-
Dividends to shareholders	-	-	(10,476)	-
Shares issued for acquisition of Hunan Tongxin Enterprise Co. Ltd.	51,546	-	-	-
Debt extinguishment via sale of equity investment	-	686	-	-
Capitalized Interest	324	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

If not specifically identified, all amounts are in thousands, except for share data and earnings per share.

1)	ORGANIZATION AND NATURE OF BUSINESS

Asia Automotive Acquisition Corporation (“AAAC") was incorporated in Delaware on June 20, 2005 as a blank check company formed to acquire, through merger, capital stock exchange, asset acquisition or other similar business combination, a business in the automotive supplier industry.

On April 23, 2008, "AAAC" and its wholly-owned subsidiary, Tongxin International Ltd. ("TXI")  acquired the 100% of the outstanding common stocks of Hunan Tongxin Enterprise Co, Ltd. (“Tongxin") in the People's Republic of China, pursuant to an Equity Acquisition Agreement . The board of directors of AAAC also has unanimously approved the simultaneous transfer of domicile of AAAC from the State of Delaware to the British Virgin Islands, through a re-domestication merger with TXI. , TXI will continue as the surviving company and Tongxin became a wholly owned subsidiary of TXI. For financial reporting purposes, the effective date of the closing of Tongxin acquisition was April 30, 2008. Tongxin was established on November 27, 1984 and originally known as Changsha Meihua Automobile Body Factory, a private domestic Chinese automotive supplier based in Changsha City, Hunan Province, the People’s Republic of China (“PRC”). In November 2000, Tongxin completed its stock holding reorganization and changed its name.

Tongxin is engaged in designing, developing and manufacturing engineered vehicle body structures (“EVBS”) for light, medium and heavy duty commercial vehicles in addition to designing, fabricating and testing progressive stamping dies used in the fabrication of EVBS. EVBS consists of complete cab structures and exterior body panels including doors, floor pans, hoods, side panels and fenders. These panels must meet specified dimensions for fit and finish before they are assembled together into a body structure and painted. Tonxin has three wholely owned subsidiaries, Ziyang, Mould and Zhucheng.

2)	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Tongxin is deemed as  the Predecessor and TXI is the Successor for the purpose of financial reporting  in accordance with SEC rules. They are collectively referred to as the “Company”.

Certain reclassifications have been made to the prior year’s consolidated financial statements to conform with the current year’s presentation.

3)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

(a)           Principles of consolidation

The consolidated financial statements include the financial statements of TXI and its wholly owned subsidiaries, Tongxin, and those entities that the Company has determined it has a direct or indirect controlling financial interests. All significant inter-company balances and transactions have been eliminated in consolidation. Investments in unconsolidated subsidiaries representing ownership of at least 20%, but less than 50%, are accounted for under the equity method. Non-marketable investments in which the Company has less than 20% ownership and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost and periodically reviewed for impairment.

The Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standard Board Interpretation No. 46(R), "Consolidation of Variable Interest Entities" and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements.

(b)           Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)           Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. This typically occurs when the product is delivered.

Revenue from sale of goods represents the invoiced value of goods, net of value added tax, sales returns and trade discounts.

(d)           Shipping and handling costs

Costs incurred by the Company for shipping and handling are classified as cost of sales.

(e)           Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits with banks. For purposes of the consolidated statements of cash flows, the Company considered all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash deposits with banks are held in financial institutions in China, which has no federally insured deposit protection. Accordingly, the Company has a concentration of credit risk related to these uninsured deposits.

(f)           Trade accounts receivable and the allowance for doubtful accounts

The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. the Company’s estimate is based on historical collection experience and a review of the current status of trade accounts receivable.

(g)           Inventories

Inventories consist of raw materials, work-in-progress and finished goods. Inventories are stated at the lower of cost or market value. Costs are calculated on the weighted average basis and are comprised of direct materials, direct labour and a relevant portion of all production overhead expenditures. Slow-moving inventories are periodically reviewed for impairment in value.

(h)           Property, plant and equipment

Property, plant and equipment are recorded at cost and are stated net of accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, taking into account the estimated residual value. The estimated useful lives are as follows:

Buildings	20 years
Machinery	5-10 years
Motor vehicles	5 years
Office and computer equipment	5 years

Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected In current operations. For all periods presented in the statement of operations and comprehensive income, certain labor charges normally capitalized was charged to operating expenses as the company was unable to adequately separate these costs.

(i)           Construction in progress

Construction in progress represents factories,  machinery and equipment under construction.

The Company capitalizes interest on qualifying construction in progress assets according to the criteria listed in FASB Statement No. 34, “Capitalization of Interest Costs”

No depreciation is provided in respect of construction in progress.  Construction in progress is transferred to property, plant and equipment and depreciation commences when the asset has been substantially completed and ready for its intended use.

(j)           Land occupancy rights

Land occupancy rights are paid to the PRC land bureau and represent payments to the PRC for the right to use the land over the term of the land occupancy agreement. Land occupancy rights are carried at cost and amortized on a straight-line basis over the term of 44 and 46 years for the eight month period from May 1, 2008 to December 31, 2008 and 46 and 50 years for all the predecessor periods.

(k)           Short-term investments

The Company’s short-term investments consist of highly liquid debt securities and/or equity securities classified as trading security and available-for-sale. The available for sale investments are marked-to-market with any unrealized gains or losses included in accumulated other comprehensive income/loss (AOCI). At all periods presented in the statement of operations and comprehensive income, the fair market value approximates cost. As a result, there was no gain or loss amount recorded in AOCI and other comprehensive income.

(l)           Investments in Non-Consolidated Subsidiaries and Affiliates

Investments in entities with less than a 20% voting interest are generally accounted for under the cost method. The Company uses the equity method to account for investment in entities in which it has a voting interest of 20% to 50% or in which it otherwise has the ability to exercise significant influence. Under the equity method, the investment is originally recorded at cost and adjusted to recognize the Company’s share of net earnings or losses of the investee, limited to the extent of the Company’s investment in and advances to the investee.

The Company regularly monitors and evaluates its investments for impairment. If events and circumstances indicate that a decline in the value of these assets has occurred and is other-than-temporary, Tongxin records a charge to investment income (expense).

(m)           Impairment of long-lived assets

The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results.

(n)           Foreign currency transactions and translation

TXI uses United States dollar as its functional currency and Renminbi (“RMB”), the national currency of China, is the functional currency of Tongxin.

Tongxin translates assets and liabilities into U.S. dollars using the rate of exchange prevailing at the balance sheet date, and the consolidated statement of income is translated at average rates during the reporting periods. Adjustments resulting from the translation of financial statements from RMB into U.S. dollars are recorded in shareholders' equity as part of accumulated comprehensive income/(loss). Gains or losses resulting from transactions in currencies other than RMB are reflected in income for the reporting periods.

(o)           Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates, if any, is recognized in the consolidated statements of operations in the financial year that includes the enactment date.

In July 2006, the FASB issued Financial Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB 109 (FIN 48). FIN 48 created a single model to address accounting for the uncertainty in income tax positions and prescribes a minimum recognition threshold a tax position must meet before recognition in the financial statements.

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than not recognition threshold, it is presumed that the position will be examined by the appropriate taxing authority with full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more likely than not recognition threshold is calculated to determine the amount of benefit/expense to recognize in the financial statements. The tax position is measured at the largest amount of benefit/expense that is more likely than not of being realized upon ultimate settlement.

The Company adopted the provisions of FIN 48 effective January 1, 2007 which did not have a material impact on its operating results, financial position or cash flows. Tongxin did not record a cumulative effect adjustment related to the adoption of FIN 48.

(p)           Value added tax

Tongxin is subject to value added tax (“VAT”) imposed by Chinese government on its domestic product sales. The output VAT is charged to customers who purchase goods from Tongxin and the input VAT is paid when Tongxin purchases goods from its vendors. VAT rate is 17%, in general, depending on the types of product purchased and sold. The input VAT can be offset against the output VAT. VAT payable or receivable balance represents either the input VAT less than or larger than the output VAT. The debit balance represents a credit against future collection of output VAT instead of a receivable.

Pursuant to EITF 06-3 “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement”, Tongxin has elected to present revenue on net basis (net of VAT) within the consolidated statements of operations.

(q)           Warranty

Tongxin provides warranties on its products, for terms from three to twelve months. Warranty costs are estimated based on historical experience and are accrued.

(r)           Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements, to provide guidance for using fair value to measure assets and liabilities.  SFAS No. 157 was to be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years; however, in February 2008, the FASB issued FASB Staff Position FAS 157–2, Effective Date of FASB Statement No. 157, which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, for one year.  The Company adopted SFAS No. 157 on January 1, 2008 for its financial assets and financial liabilities and the adoption did not have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115.  SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value.   Unrealized gains and losses on items for which the fair value option has been selected are reported in earnings.  SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities.  SFAS No. 159 was effective for fiscal years beginning after November 15, 2007.  The Company has elected not to apply the provisions of SFAS No. 159.

In December 2007, the FASB issued SFAS No 141 (Revised 2007), Business Combinations (“SFAS No. 141(R)”) to significantly change the accounting for business combinations.  Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition date fair value with limited exceptions and will change the accounting treatment for certain specific items, including:

   · acquisition costs will generally be expensed as incurred;

   · non controlling interests will be valued at fair value at the date of acquisition; and

   · liabilities related to contingent consideration will be recorded at fair value at the date of acquisition and subsequently re measured each subsequent reporting per

SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008 and must be applied prospectively to business combinations completed on or after that date. The Company adopted SFAS No. 141(R) on January 1, 2009, and there was no impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Non controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51, to establish new accounting and reporting standards for the non controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  SFAS No. 160 requires the recognition of a non controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity.  The amount of net income attributable to the non controlling interest will be included in consolidated net income on the face of the income statement.  SFAS No. 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest.  In addition, SFAS No. 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated.  SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its non controlling interest.  SFAS No. 160 is effective for fiscal years beginning after December 15, 2008.  The Company adopted SFAS No. 160 on January 1, 2009, and there was no impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities and how they affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008.  The Company adopted the disclosure requirements of SFAS No. 161 on January 1, 2009.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources for accounting principles and the framework for selecting the principles to be used in preparing financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States.  SFAS No. 162 was effective on November 15, 2008.

(s)           Earnings per share

Basic earnings (loss) per share is computed by dividing net income or loss (the numerator) by the weighted average  number of shares outstanding during the period. The diluted earnings (loss) per share is determined using the treasury method of shares outstanding as of December 31, 2008.  This includes the net of new shares potentially created by unexercised in-the-money warrants.  This method assumes that the proceeds that a company receives from an in-the-money warrant exercise are used to repurchase common shares in the market.  As the Company’s unexercised warrants were out-of-the-money as of December 31, 2008, the outstanding warrants were excluded from the calculation of diluted earnings per share as they were anti-dilutive.

(4) Acquisition

On April 23, 2008, TXI completed its purchase of all of the issued and outstanding shares of common stock of  Tongxin pursuant to the Equity Acquisition Agreement (EAA) and Key Employees Employment Agreement (KEOA) . The purchase price was $64.5 million, paid as follows: (a) $13 million in cash and (b) 6.5 million  shares of TXI’s common stock, representing shares having a value of $51.5 million based on the average closing price of TXI’s common stock between July 23, 2007 and July 27, 2007, during which period the deal was agreed upon and announced to the public. The Company incurred additional costs of $0.879 million related to the acquisition.

The acquisition has been accounted for in accordance with the provision of SFAS No. 141, “ Business Combinations.” The total purchase price was allocated to the net tangible assets based on the estimated fair values. The allocation of the purchase price was based upon valuation data as of April 30, 2008 to provide for a deferred tax liability related to differences in book and tax basis of fixed assets and land use rights acquired. The final allocation of the purchase price is as follows ( in thousands):

Assets:
Cash and equivalents	$5,319
Accounts Receivable	16,955
Inventory	15,805
Due from related party	25,064
Property, Plant & Equipment	30,021
Intangible Assets	9,500
Goodwill	36,696
Other Assets	8,564

Liabilities:
Accounts payable and accrued liabilities	(24,439)
Short term debt	(25,404)
Short term debt – Related party	(11,417)
Other liabilities	(18,997)
Deferred tax liability	(2,243)

Total assets over liabilities:	$65,424

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired net of the fair value of liabilities assumed in an acquisition. SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142) requires that intangible assets with indefinite lives, including goodwill, be evaluated on an annual basis for impairment or more frequently if an event occurs or circumstances change that could potentially result in impairment. We did not note any impairment indicators and plan to perform our annual goodwill impairment test during 2009.

(5) RESTRICTED CASH

The Company had $5,836 restricted cash that were deposit in the bank to back up the notes payables. This deposit will not be released until the settlement of the notes payable.

(6) ACCOUNTS RECEIVABLE AND NOTES RECEIVABLE

Accounts and notes receivable as of December 31, 2007 and 2008 consist of the following:

	December 31,
	Successor	Predecessor
	2008	2007
Trade accounts receivable	$17,009	$28,200
Less: Allowance for doubtful accounts	(3,856)	(4,538)
	$13,153	$23,662

As of December 31, 2008, no trade receivables were pledged for bank loan arrangements (as of December 31, 2007: Nil).

(7) OTHER RECEIVABLES

Other receivables as of December 31, 2007 and 2008 consist of the following:

	December 31,
	Successor	Predecessor
	2008	2007
Receivables from transporters	$122	$104
Employee advances	744	348
Others	1,141	1,532
	2007	1,984
Less: Allowance for doubtful accounts	(407)	(382)
	$1,600	$1,602

Employee advances consist of advances to employees for expenses to be incurred in the normal course of business of Tongxin and advanced salary payment to employees.

(8) INVENTORIES

Inventories as of December 31, 2007 and 2008 consist of the following:

	December 31,
	Successor	Predecessor
	2008	2007
Raw materials	$8,422	$5,776
Work in progress	8,473	5,789
Finished goods	2,201	2,186
Total	$19,096	$13,751

As of December 31, 2008, no inventories were used as collateral for bank loan arrangements (as of December 31, 2007: Nil).

(9) INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES

Investments as of December 31, 2008 and 2007 consist of the following:

			Equity in
Successor company	Interest	Investment	Investee
December 31, 2008	Held	At Cost	Company	Subtotal

Cost Method
Jiangbei Credit Union	1%	$135	$-	$135
Hunan Xingsha Credit Warranty Co., Ltd.	1%	73	-	73
Total		$208	$-	$208

			Equity in
Predecessor company	Interest	Investment	Investee
December 31, 2007	Held	At Cost	Company	Subtotal

Equity Method
* Changsha Futianfengjing Bus Co. Ltd.	50%	$1,723	$(1,066)	$657
Cost Method
Jiangbei Credit Union	1%	126	-	126
Hunan Xingsha Credit Warranty Co., Ltd.	1%	69	-	69
Total		$1,918	$(1,066)	$852
* This company is not audited by LehmanBrown Lu Hua (Beijing) CPA Firm.

(10) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2007 and 2008 consist of the following:

	December 31,
	Successor	Predecessor
	2008	2007
Buildings	$10,683	$10,609
Machinery	25,258	25,265
Motor vehicles	294	551
Office and computer equipment	534	534
	36,769	36,959
Less: Accumulated depreciation	(1,927)	(11,009)
Property, plant and equipment, net	34,842	25,950
Construction in progress	2,076	-
	$36,918	$25,950

As of December 31, 2008 and 2007, certain machinery and buildings were used as collateral for short-term loans and long-term loans.

(11) LAND OCCUPANCY RIGHTS

	December 31,
	Successor	Predecessor
	2008	2007
Land occupancy rights	$9,687	$2,067
Less: Accumulated amortization	(54)	(123)
Land occupancy rights, net	$9,633	$1,944

As of December 31, 2008, land occupancy rights with carrying value totaling $9,633 (as of December 31, 2007: $1,944) was used as collateral for short-term and long-term loans.

12) ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31, 2008 and 2007 consist of the following:

	December 31,
	Successor	Predecessor
	2008	2007
Advances from customers	$1,761	$3,911
Accrued expenses	1,521	1,252
Accrued payroll and welfare	1,898	1,978
Other payables	2,213	2,614
	$7,393	$9,755

Advances from customers are amounts received in advanced from customers for future delivery of goods from Tongxin.

(13) SHORT-TERM LOANS

The following summarized list represents short-term loans at December 31, 2008 and 2007:

Successor
December 31, 2008	Maturity date	$’000	Interest rate
(Renminbi denominated loans)
Changsha Agricultural Bank of China
Short-term loan I	04/29/2009	$2,334	8.964%
Short-term loan II	05/08/2009	948	8.964%
Changsha Jiangbei Rural Credit Union
Short-term loan I	09/26/2009	292	9.477%
Short-term loan II	09/26/2009	292	9.477%
Short-term loan III	09/26/2009	292	9.477%
Changsha Bank Sifang Branch
Short-term loan I	03/28/2009	875	7.470%
Short-term loan II	10/25/2009	2,918	5.580%
Short-term loan III	09/01/2009	2,918	5.580%
Agricultural Bank of China Ziyang Branch
Short-term loan I	09/10/2009	2,188	8.217%
Short-term loan II	12/08/2009	1,167	6.138%
Short-term loan III	12/25/2009	729	5.841%
Short-term loans from other individuals		1,716	7.560%
		16,669

Short-term loans from shareholders I		2,058	7.560%
Short-term loans from shareholders II		5,892	8.400%
Short-term loans from shareholders III		641	0%
		$25,260

Predecessor December 31, 2007	Maturity date	$’000	Interest rate
(Renminbi denominated loans)
Agricultural Bank of China Changsha Branch
Short-term loan I	06/28/2008	$2,190	7.227%
Short-term loan II	10/10/2008	1,027	8.020%
Short-term loan III	08/27/2008	547	7.723%
Short-term loan IV	11/22/2008	1,369	8.020%
Short-term loan V	05/23/2008	1,369	7.885%
Short-term loan VI	04/26/2008	3,080	7.669%
Changsha Jiangbei Rural Credit Union
Short-term loan I	05/25/2008	1,369	7.150%
Short-term loan II	06/25/2008	2,464	9.180%
Short-term loan III	09/10/2008	274	7.605%
Short-term loan IV	09/10/2008	274	7.605%
Short-term loan V	09/10/2008	274	7.605%
Agricultural Bank of China Ziyang Branch
Short-term loan I	30/08/2008	2,053	8.073%
Short-term loan II	05/12/2008	1,095	10.060%
Short-term loan III	28/12/2008	685	8.591%
Shot-term loans from other individuals		2,444	7.560%
		20,514
Short-term loans from shareholders		2,313	7.560%
		$22,827

Weighted average interest rate for short-term loans as of December 31, 2008 is 7.502% (as of December 31, 2007: 7.963%).

As of December 31, 2008, certain amount of short-term loans are secured by buildings and land occupancy rights machines and equipments of Tongxin.

As of December 31, 2008, the unused line of credit amounted to $ 2,699 (as of December 31, 2007: $1,506).

(14)LONG-TERM LOANS

Successor company

Long term loan as of December 31, 2008 consists of the following:

	December 31, 2008
	Maturity	$’000	Interest
	date		Rate

Changsha Technical Development Assurance Ltd.	11/04/2010	$146	2.50%
Changsha Jiangbei Rural Credit Cooperatives	06/27/2010	4,377	6.48%
Total		$4,523

As of December 31, 2008, Tongxin has obtained long-term loan amount $146 from Changsha Technical Development Assurance Ltd. (“CTDA”) and $4,377 from Changsha Jiangbei Rural Credit Cooperatives (“CJRCC”) .  The loans from CTDA are collateralized by a machine of Hunan Tongxin. The loans from CJRCC are collateralized by buildings and land occupancy right of Hunan Tongxin.

Future repayments for the long-term loans for the years subsequent to the balance sheet date are as follows:

Repayable by	Total
2010	$4,523
$4,523

Predecessor company

Long-term loans as of December 31, 2007 consists of the following:

	December 31, 2007
	Maturity	$’000	Interest
	date		Rate

Changsha Commercial Bank Sifang Branch	11/14/2009	$769	8.96%
Changsha Commercial Bank Sifang Branch	09/19/2009	1,780	7.47%
		2,549
Long-term loans from shareholders	12/31/2009	10,476	8.40%
Total		$13,025

(15) INCOME TAXES

United States

TXI is subject to the United States of America Tax law. For TXI US operation, the income tax benefit for the period from May 1, 2008 to December 31, 2008 (Successor) is $320  and the deferred tax assets at December 31, 2008 was $1,008 . The deferred tax assets are related to the start-up costs incurred by TXI.

BVI

The TXI was incorporated in the BVI and, under the current laws of the BVI, is not subject to income taxes.

PRC

Tongxin is subject to the PRC Income Tax Laws applicable to domestic enterprises. Tongxin is subject to income tax rate of 33% in 2006 and 2007, which comprised 30% state income tax and 3% local income tax. The PRC income tax rate applicable to Tongxin's subsidiaries is 15% to 33% in 2006 and 2007. In 2008, Tongxin’s applicable enterprise income tax rate is 25% and its subsidiaries applicable enterprise income tax rate is 15% to 25%.

The income tax expense in the consolidated statements of operations consists of:

	During the period
	Successor	Predecessor company
	2008.5-12	2008.1-4	2007	2006
Income taxes:
Current	$709	$1,854	$3,674	$3,118
Deferred	238	362	179	(179)
	$947	$2,216	$3,853	$2,939

A reconciliation of the difference between the effective income tax rate and the statutory income tax rate is as follows:

	During the period
	Successor company	Predecessor company
	2008.5-12	2008.1-4	2007	2006
Statutory income tax rate	25%	25%	33%	33%
Preferential tax policy	(3)%	(1)%	(4)%	(2)%
Permanent tax difference	(7)%	(1)%	1%	3%
PRC tax law – statutory limitation	-	-	-	-
Unrealized profit (loss)	4%	2%	1%	4%
Tax incentive for purchase of domestically produced machinery	0%	0%	(1)%	(4)%
Effective income tax rate	19%	25%	30%	34%

The tax effects of temporary differences that have given rise to the deferred income tax assets consist of the following:

	December 31,
	Successor	Predecessor
	2008	2007
Deferred tax assets - allowance for doubtful accounts	$1,059	$1,572
Tax loss carried forward	42	59
Subtotal	1,101	1,631
Less: Valuation allowance	(42)	(59)
Net deferred tax assets	$1,059	$1,572

Defered tax liability – Depreciation and amortization	$(2,243)	$-

(16)  RELATED PARTY RELATIONSHIP AND TRANSACTIONS

Hunan Tongxin has the following related parties:

(a) Relationships

Name of the related party	Relationship with Tongxin

Tongxin Development and Construction Co., Ltd.	Controlled by a family member of the major shareholder of Tongxin

Changsha Meihua Vehicle Manufacture Co., Ltd.	Controlled by a family member of the shareholder of Tongxin

(b) Significant outstanding balances with the related parties as of December 31, 2008 and 2007 are as follows:

(i) Loans from shareholders

	December 31,
	Successor	Predecessor
	2008	2007
Short-term loans from shareholders I	$2,058	$2,313
Short-term loans from shareholders II	5,892	-
Short-term loans from shareholders III	641	-
Long-term loans from shareholders	-	10,476
	8,591	12,789

Short-term loans from shareholders I are unsecured, with no fixed repayment term and carry interest rate of 7.56% (2007: 5.40%) per annum.

Short-term loans from shareholders II are unsecured, with no fixed repayment term and carry interest rate of 8.40% per annum which is negotiable.

Short-term loans from shareholder II are unsecured, with no fixed repayment term and does not carry interest cost.

(ii) Other receivables

	December 31,
	Successor	Predecessor
	2008	2007
Changsha Meihua Vehicle Manufacture Co., Ltd.	$14,032	$7,387
Hunan Tongxin Development and Construction Co., Ltd.	3,281	8,203
	$17,313	$15,590

These other receivables from related parties are not secured and have no fixed payment term.

(iii) Guarantee

Hunan Tongxin Development and Construction Co., Ltd. uses its land occupancy rights to secure the Tongxin’s long-term loan from Changsha Commercial Bank Sifang Branch.

(c) Significant transactions with the related parties during the 12 month period ended December 31, 2006 and 2007, four month period ended April 30, 2008 and eight months period ended December 31 2008 are as follows:

(i) Sales of goods to

	During the period
	Successor	Predecessor
	2008.5-12	2008.1-4	2007	2006
Changsha Meihua Vehicle Manufacture Co., Ltd.	$12,800	$7,192	$9,867	$1,908

(ii) Purchases of goods from

	During the period
	Successor	Predecessor
	2008.5-12	2008.1-4	2007	2006
Changsha Meihua Vehicle Manufacture Co., Ltd.	$11,691	$4,847	$9,322	$4,808

(17) CONCENTRATION OF CREDIT RISKS

The following table summarizes the percentage of accounts receivable from continuing operation from the top 5 customers for the years ended December 31, 2007 and 2008:

	Successor	Predecessor
	2008	2007

Customer A	12%	15%
Customer B	8%	9%
Customer C	1%	8%
Customer D	1%	5%
Customer E	0%	4%
	22%	41%

(18) FAIR VALUE OF WARRANT DERIVATIVES

Under EITF No. 00-19, the fair value of the warrants issued as part of the units sold in the Company’s initial public offering should be reported as a liability. The warrant agreement provides for the Company to register the shares underlying the warrants and is silent as to if a penalty is to be incurred in the absence of the Company’s ability to deliver registered shares to the warrant holders upon warrant exercise. Under EITF No. 00-19, registration of the common stock underlying the warrants is not within the Company’s control. As a result, the Company must assume that it could be required to settle the warrants on a net-cash basis, thereby necessitating the treatment of the potential settlement obligation as a liability. Further, EITF No. 00-19 requires that the Company record the potential settlement obligation at each reporting date using the current estimated fair value of the warrants, with any changes being recorded through its statement of operations. The potential settlement obligation will continue to be reported as a liability until such time as the warrants are exercised, expire, or the Company is otherwise able to modify the registration requirements in the warrant agreement to remove the provisions which require this treatment. The fair value of the warrant liability was determined using the trading value for the 5,022,742 warrants outstanding as of December 31, 2008. The value assigned to the warrant liability at December 31, 2008 was $452.

(19)  Gain on extinguishment of liability

Hunan Tongxin recognized total of $4,034 to gain on extinguishment of liability during the January 2008 to April 2008 reporting period. This amount is related to several aged liability, based on management’s judgment,  is no longer valid claims against the Company.