Form 20-F/A
Tongxin International, Ltd.
filed 2009-06-18
CIK 1422185

UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

_____________________________________________________________________________

                                  FORM 20-F/A
(Mark One)

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
     EXCHANGE ACT OF 1934
  	OR

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008
  	OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 for the  transition period from ________________ to
     ________________
  	OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
     Date of event requiring this shell company report ________________

                     Commission file number: 333-147086-01

                            Tongxin International Ltd.
              (Exact name of Registrant as specified in its charter)

                                Not Applicable
                 (Translation of Registrant's name into English)

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                  Name of each exchange on which registered
Ordinary shares                            The NASDAQ Global Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                       None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                       None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                            11,205,270 ordinary shares
                                5,031,250 warrants
                                   123,006 units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     [  ] Yes            [x] No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
     [  ] Yes            [x] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     [  ] Yes            [x] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
(Check one):
[  ] Large Accelerated Filer  [  ] Accelerated Filer [x] Non-Accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow.
      [  ] Item 17       [x] Item 18

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

[x] U.S. GAAP           [  ]International Financial Reporting Standards as
                            issued by the International Accounting Standards Board [ ] Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
     [  ] Item 17       [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

     [  ] Yes           [x] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
     [  ] Yes           [  ] No

-------------------------------------------------------------------------
                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TONGXIN INTERNATIONAL LTD.
                                          -----------------------------
                                          (Registrant)



                                          /s/ Rudy Wilson
                                          -----------------------------
                                          Name:  Rudy Wilson
                                          Title: Chairman of the Board
                                             and Chief Executive Officer

                                          /s/ Jackie Chang
                                          Name:  Jackie Chang
                                          Title: Chief Financial Offier
                                            and Cheif Accounting Officer

Date: June 18, 2009


=========================================================================

Exhibit 1:

The Company is filing this Form 20F/A as an amendment to the Form 20-F filed May 18, 2009, to clarify that the date of the Audit Opinion letter from Malone and Bailey is May 15, 2009 instead of May 15, 2008.